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EXHIBIT 99.1

Report to Shareholders for the first quarter ended March 31, 2012

FIRST QUARTER 2012
Report to shareholders for the period ended March 31, 2012

Suncor Energy first quarter results

All financial figures are unaudited and presented in Canadian dollars (Cdn$) unless noted otherwise. Production volumes are presented on a working-interest basis, before royalties, unless noted otherwise. Certain financial measures referred to in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these non-GAAP financial measures, see the Non-GAAP Financial Measures Advisory section of Suncor's Management's Discussion and Analysis, dated April 30, 2012 (the MD&A). See also the Advisories section of the MD&A.

Suncor Energy Inc. recorded first quarter 2012 net earnings of $1.457 billion ($0.93 per common share), compared to net earnings of $1.028 billion ($0.65 per common share) for the first quarter of 2011. Return on capital employed (1) for the twelve months ended March 31, 2012 was 14.8%, reaching its highest level since the merger with Petro-Canada, primarily as a result of strong, reliable production and higher average price realizations.

Operating earnings (1) were $1.329 billion ($0.85 per common share) in the first quarter of 2012, compared to $1.478 billion ($0.94 per common share) in the first quarter of 2011. The decrease in operating earnings compared to the first quarter of 2011 was due primarily to lower upstream production volumes, higher royalties and higher depreciation in the Oil Sands segment, partially offset by higher average upstream price realizations.

Cash flow from operations (1) was $2.426 billion ($1.55 per common share) in the first quarter of 2012, compared to $2.393 billion ($1.52 per common share) in the first quarter of 2011. The increase in cash flow from operations was mainly a result of higher upstream price realizations, partially offset by lower production volumes and higher royalties.

Suncor's total upstream production during the first quarter of 2012 averaged 562,300 barrels of oil equivalent per day (boe/d), compared to 601,300 boe/d during the first quarter of 2011.

(1)
Non-GAAP financial measures. Operating earnings adjusts net earnings for significant items that are not indicative of operating performance. See page 4 for a reconciliation of net earnings to operating earnings. Return on capital employed excludes capitalized costs related to major projects in progress. See the Non-GAAP Financial Measures Advisory section of the MD&A.

Oil Sands production (excluding Suncor's proportionate share of production from the Syncrude joint venture) contributed an average of 305,700 barrels per day (bbls/d) in the first quarter of 2012, compared with first quarter 2011 production of 322,100 bbls/d. The decrease in Oil Sands production was primarily due to an unplanned outage at Upgrader 2, partially offset by consecutive record production levels in January and February, and the steady ramp up of production from the Firebag Stage 3 expansion. Maintenance to Upgrader 2 was completed and the upgrader returned to normal operations in mid-April.

"The mid-March through mid-April unplanned shutdown of Upgrader 2 was a disappointing setback after so many consecutive quarters of steadily improved operational performance and record-setting production levels," said Steve Williams, president and chief operating officer. "Be assured that we will learn from this experience as we continue our journey towards operational excellence."

Cash operating costs (1) for Oil Sands (excluding Syncrude) increased to $38.10 per barrel in the first quarter of 2012, compared to $35.45 per barrel in the first quarter of 2011. The increase in cash operating costs per barrel is primarily a reflection of lower bitumen production volumes from mining and extraction operations as a result of the Upgrader 2 outage.

Suncor's proportionate share of production from the Syncrude joint venture contributed an average of 35,400 bbls/d of production during the first quarter of 2012, compared to 38,500 bbls/d in the same quarter of 2011. Syncrude operated at lower rates for the quarter due primarily to operational issues with a coker unit, which was taken offline during the quarter and successfully restarted in April.

The Exploration and Production segment contributed 221,200 boe/d of production in the first quarter of 2012, compared to 240,700 boe/d in the same period of 2011. The production decrease primarily reflected the divestiture of non-core assets throughout 2011 and the suspension of the company's operations in Syria as a result of political unrest and international sanctions.

In the company's downstream Refining and Marketing segment, total refined product sales averaged 80,100 cubic metres per day during the first quarter of 2012, compared to 82,000 cubic metres per day in the first quarter of 2011. The decrease in total refined product sales reflected lower demand in Eastern North America. During the first quarter of 2012, feedstock costs at Suncor's inland refineries decreased, reflecting market discounts to West Texas Intermediate (WTI).

"Our integrated model helped us capitalize on all aspects of the value chain while softening the impact of volatile market pricing," said Williams. "Lower prices experienced in our Oil Sands segment have been largely recovered through lower input costs in our Refining and Marketing segment."

Strategy and Operational Update

Suncor continues to move forward on its growth strategy. Capital spending in the first quarter of 2012 was primarily focused on expansion of the company's in situ oil sands operations and implementation of new tailings reclamation technology across existing oil sands mining operations.

Construction of the Firebag Stage 3 expansion is essentially complete. Ramp up of production is proceeding in line with expectations. Bitumen production from the company's Firebag operations averaged 83,600 bbls/d and exited the first quarter of 2012 at approximately 96,000 bbls/d, a 20% increase over the exit rate at the end of 2011. Firebag bitumen production also increased due to infill wells completed in 2011 and optimization of steam generation from Stage 3 facilities across the integrated Firebag complex.

Construction activities at the company's Firebag Stage 4 expansion project are also proceeding on target. During the first quarter of 2012, the company continued to focus on construction of the two new well pads, central processing facilities and cogeneration units. Initial production is targeted for the first quarter of 2013.

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of the MD&A.

             Suncor Energy Inc.
 002    2012 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

The company expects that the Millennium Naphtha Unit (MNU) project will be fully operational by mid-year. The hydrogen plant portion of the MNU was taken offline to complete modifications in the first quarter of 2012. The company has started commissioning assets associated with the Tailings Reduction Operations (TROTM) infrastructure project and expects to start utilizing these assets in the second quarter of 2012.

During the first quarter of 2012, the company's Oil Sands Ventures business continued its work on the development plans for the Voyageur upgrader and the Fort Hills mining projects and its support of Total E&P Canada Ltd. on the plan for the Joslyn North mining project. Work on the Voyageur upgrader project focused on validating project scope, developing the project execution plan, engineering and progressing site preparation. Work on the Fort Hills mining project focused on progressing design basis memorandum engineering and site preparation, and procurement for long-lead items. Work on the Joslyn North mining project focused on further design work, drilling and site preparation. In 2013, the company expects to present the development plans for all three projects to Suncor's Board of Directors for sanctioning. The development of each of these projects remains subject to approval by the joint venture owners of the respective projects.

In the company's East Coast Canada operations, the extended dockside maintenance program for the Terra Nova Floating Production Storage and Offloading (FPSO) vessel for an estimated 21-week period is scheduled to begin in June 2012. The planned work includes the replacement of the FPSO water injection swivel and the completion of the replacement of subsea infrastructure to remediate hydrogen sulphide issues. For White Rose, the estimated 18-week off-station maintenance program for the FPSO is scheduled to commence in May 2012, primarily to address issues with the FPSO propulsion system.

In the company's offshore International operations, capital expenditures for the Golden Eagle project focused on detailed engineering and the start of construction of topsides and platform jackets. In April, the company commenced drilling the second appraisal well for the Beta discovery.

In other International operations, Suncor's joint venture partner, Harouge Oil Operations BV, has successfully restarted production in all major fields in Libya. Production from Libya averaged 39,200 bbls/d during the first quarter of 2012. Suncor is currently engaged in discussions with the National Oil Corporation with respect to the impact of the force majeure period on the company's contractual obligations for its production and development activities in Libya. In December 2011, the company declared force majeure under its contractual obligations in Syria due to political unrest and international sanctions affecting that country. As a result, the company recorded no production from Syria in the first quarter of 2012.

As Suncor invests in its growth strategy, managing debt and maintaining a strong balance sheet remain priorities. Net debt was reduced to just below $6 billion at March 31, 2012, compared to $7 billion at December 31, 2011.

In February, Suncor announced a plan to repurchase up to $1 billion of its common shares, continuing the program to return value to shareholders that saw the company repurchase $500 million of its common shares in 2011. As at April 27, 2012, the company had repurchased an additional 9.8 million common shares and returned $317 million to shareholders in 2012. The company also announced today that its Board of Directors approved an 18% increase to Suncor's quarterly dividend to $0.13 per common share, from the previous level of $0.11 per share. The five-year compound annual growth rate of Suncor's dividends is 21%.

As announced on December 1, 2011, Rick George, the company's current chief executive officer (CEO) is retiring effective May 1, 2012. Suncor President and Chief Operating Officer Steve Williams will succeed him as CEO. Mr. Williams joined Suncor in 2002 as executive vice president, Corporate Development and chief financial officer. He served as executive vice president, Oil Sands for four years where he was responsible for leading Suncor's oil sands operations through a significant period of growth.

"While it's hard to leave all my friends and colleagues, I do so with a tremendous amount of pride in what we have built together over the past two decades and a sense of excitement about the future of this great company," said George. "Steve and his leadership team know this company, and this industry, from the inside out, and I can't think of a team better equipped to face both the challenges and tremendous opportunities that lie ahead. They also have the support of dedicated employees who continue to serve Suncor and its shareholders extremely well."

Suncor Energy Inc.
                                                                                                                                       2012 First Quarter    003

Corporate Guidance

Suncor has revised the corporate guidance that it previously issued on February 1, 2012. Total production guidance remains unchanged. The key changes in the company's guidance presented below include:

•
The decrease for the realization on the Oil Sands crude sales basket reflects increased crude oil supply out of Western Canada and the Bakken region of the United States. Suncor's integration with inland refineries in the Refining and Marketing segment is expected to recover much of this decline in crude price realization through lower feedstock costs.

•
The shift in sales mix from 38% sweet synthetic crude oil (SCO) to 35% sweet SCO and the related increase in sales mix of sour SCO from 52% to 55% reflects the impacts of the unplanned upgrader outage over the first and second quarters of 2012.

•
Outlook assumptions for the WTI price were increased to US$95 per barrel from US$90 per barrel and for the AECO-C spot price were decreased to Cdn$2.43 per gigajoule from Cdn$4.09 per gigajoule.

	2012 Full Year Outlook February 1, 2012	2012 Full Year Outlook Revised April 30, 2012	Actual Three Months Ended March 31, 2012

Suncor Total Production(boe/d)	530,000 – 580,000	530,000 – 580,000	562,300

Oil Sands (1) (bbls/d)
Sales
Synthetic crude oil	299,000 – 327,000	299,000 – 327,000	305,300
Diesel	10%	10%	11%
Sweet	38%	35%	29%
Sour	52%	55%	60%
Bitumen	26,000 – 28,000	26,000 – 28,000	27,500
Realization on crude sales basket	WTI @ Cushing less Cdn$4.00 to Cdn$5.00 per barrel	WTI @ Cushing less Cdn$10.00 to Cdn$15.00 per barrel	WTI @ Cushing less Cdn$12.12 per barrel

(1)
Excludes Suncor's proportionate share of production and operating costs from the Syncrude joint venture.

For further details regarding Suncor's 2012 corporate guidance, see www.suncor.com/guidance.

Operating Earnings Reconciliation (1)

	Three months ended March 31
($ millions)	2012	2011

Net earnings as reported	1 457	1 028
Unrealized foreign exchange gain on U.S. dollar denominated long-term debt	(128)	(162)
Loss on significant disposals	—	170
Impact of income tax rate adjustments on deferred income taxes	—	442

Operating earnings	1 329	1 478

(1)
Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of the MD&A.

             Suncor Energy Inc.
 004    2012 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Advisories, Assumptions and Risk Factors

The Strategy and Operational Update and Corporate Guidance discussions above contain forward-looking information that is subject to a number of risks and uncertainties, many of which are beyond Suncor's control, including those outlined below. See also the Advisory – Forward-Looking Information section of the MD&A for the additional risks and assumptions underlying this forward-looking information.

Assumptions for the 2012 Full Year Outlook are available on Suncor's website. Assumptions for the Oil Sands and Syncrude 2012 Full Year Outlook include those relating to reliability and operational efficiency initiatives that we expect will minimize unplanned maintenance in 2012. Assumptions for the North America Onshore, East Coast Canada, and International 2012 Full Year Outlook include those relating to reservoir performance, drilling results, facility reliability, and successful execution of planned maintenance events. Factors that could potentially impact Suncor's 2012 Full Year Outlook include, but are not limited to:

•
Bitumen supply. A temporary decline in bitumen ore grade quality that is expected to impact mining operations until the start of the fourth quarter of 2012. In addition, bitumen supply may be dependent on unplanned maintenance of mine equipment and extraction plants, tailings storage and in situ reservoir performance.

•
Performance of recently commissioned facilities. Production rates while new equipment is being brought into service are difficult to predict and can be negatively impacted by unplanned maintenance. Sweet SCO production levels from Oil Sands may be dependent on successful commissioning of the MNU.

•
Unplanned maintenance. Production estimates could be negatively impacted if unplanned work is required at any of our mining, production, upgrading, refining, pipeline, or offshore assets.

•
Planned maintenance events. Production estimates could be negatively impacted if planned maintenance events – such as those currently planned in 2012 for Oil Sands operations and in Exploration and Production for the extended off-station maintenance programs for Terra Nova and White Rose – are affected by unexpected events or not executed effectively.

•
Commodity prices. Declines in commodity prices may alter our production outlook and/or reduce our capital expenditure plans.

•
Foreign operations. Suncor's foreign operations and related assets are subject to a number of political, economic and socio-economic risks.

Suncor Energy Inc.
                                                                                                                                       2012 First Quarter    005

MANAGEMENT'S DISCUSSION AND ANALYSIS
April 30, 2012

This Management's Discussion and Analysis (MD&A) should be read in conjunction with Suncor's unaudited interim Consolidated Financial Statements for the three months ended March 31, 2012, Suncor's audited Consolidated Financial Statements for the year ended December 31, 2011 and Suncor's MD&A for the year ended December 31, 2011 (the 2011 annual MD&A).

Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor's Annual Information Form dated March 1, 2012 (the 2011 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedar.com, www.sec.gov and our website www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this MD&A, and is not incorporated into this MD&A by reference.

References to "we", "our", "Suncor", or "the company" mean Suncor Energy Inc., and the company's subsidiaries and interests in associates and jointly controlled entities, unless the context otherwise requires.

Table of Contents

1.	Advisories	6
2.	First Quarter Highlights	8
3.	Suncor Overview	9
4.	Consolidated Financial Information	11
5.	Segment Results and Analysis	16
6.	Capital Investment Update	29
7.	Financial Condition and Liquidity	31
8.	Quarterly Financial Data	34
9.	Other Items	36
10.	Non-GAAP Financial Measures Advisory	37
11.	Advisory – Forward-Looking Information	40

1. ADVISORIES

Basis of Presentation

Unless otherwise noted, all financial information has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), specifically International Accounting Standard (IAS) 34 – Interim Financial Reporting as issued by the International Accounting Standards Board, which is within Part 1 of the Canadian Institute of Chartered Accountants Handbook, which itself is within the framework of International Financial Reporting Standards (IFRS).

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, unless otherwise noted. Certain prior year amounts in the Consolidated Statements of Comprehensive Income have been reclassified to conform to the current year's presentation.

Non-GAAP Financial Measures

Certain financial measures in this MD&A – namely operating earnings, cash flow from operations, return on capital employed (ROCE) and Oil Sands cash operating costs – are not prescribed by GAAP. Operating earnings and Oil Sands cash operating costs are defined in the Non-GAAP Financial Measures Advisory section of this MD&A and reconciled to GAAP

             Suncor Energy Inc.
 006    2012 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com measures in the Segment Results and Analysis section of this MD&A. Cash flow from operations and ROCE are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of this MD&A.

These non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. These non-GAAP financial measures are included because management uses the information to analyze operating performance, leverage and liquidity, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Common Abbreviations

The following is a list of abbreviations that may be used in this MD&A:

Measurement
bbl	barrel
bbls/d	barrels per day
mbbls/d	thousands of barrels per day
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day
mcf	thousands of cubic feet of natural gas
mcfe	thousands of cubic feet of natural gas equivalent
mmcf	millions of cubic feet of natural gas
mmcf/d	millions of cubic feet of natural gas per day
mmcfe	millions of cubic feet of natural gas equivalent
mmcfe/d	millions of cubic feet of natural gas equivalent per day
m3	cubic metres
m3/d	cubic metres per day
MW	megawatts
Places and Currencies
U.S.	United States
U.K.	United Kingdom
B.C.	British Columbia
$ or Cdn$	Canadian dollars
US$	United States dollars
£	Pounds sterling
€	Euros
Financial and Business Environment
Q1	Three months ended March 31
DD&A	Depreciation, depletion and amortization
WTI	West Texas Intermediate
WCS	Western Canada Select
SCO	Synthetic crude oil
NYMEX	New York Mercantile Exchange

Risk Factors and Forward-Looking Information

The company's financial and operational performance is potentially affected by a number of factors, including, but not limited to, the volatility of commodity prices and exchange rate fluctuations; government regulation, including changes to royalty and income tax legislation; environmental regulation, including changes to climate change and reclamation legislation; risks associated with operating in foreign countries, including geopolitical and other political risks; operating hazards and other uncertainties, including extreme weather conditions, fires, explosions and oil spills; risks associated with the execution of major projects; reputational risk; permit approval; labour and materials supply; and other issues described within the Advisory – Forward-Looking Information section of this MD&A. A more detailed discussion of the risk factors affecting the company is presented in the Risk Factors section of Suncor's 2011 annual MD&A, which section is herein incorporated by reference.

This MD&A contains forward-looking information based on Suncor's current expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in this MD&A

Suncor Energy Inc.
                                                                                                                                       2012 First Quarter    007

and Suncor's other disclosure documents, many of which are beyond the company's control. Users of this information are cautioned that actual results may differ materially. Refer to the Advisory – Forward-Looking Information section of this MD&A for information on the material risk factors and assumptions underlying our forward-looking information.

Measurement Conversions

Certain crude oil and natural gas liquids volumes have been converted to mcfe or mmcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, mmcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.

2. FIRST QUARTER HIGHLIGHTS

•
First quarter financial results.

•
Consolidated net earnings for the first quarter of 2012 were $1.457 billion, compared to $1.028 billion for the first quarter of 2011.

•
Operating earnings (1) for the first quarter of 2012 were $1.329 billion, compared to $1.478 billion for the first quarter of 2011. Operating earnings were lower due primarily to lower upstream production volumes, higher royalties and higher depreciation in the Oil Sands segment, partially offset by higher upstream price realizations.

•
Cash flow from operations (1) was $2.426 billion for the first quarter of 2012, compared to $2.393 billion for the first quarter of 2011.

•
ROCE (1) (excluding major projects in progress) for the twelve months ended March 31, 2012 improved to 14.8%, compared to 12.5% for the twelve months ended March 31, 2011.

•
Net debt at March 31, 2012 was $5.966 billion, compared to $6.976 billion at December 31, 2011.

•
Steve Williams to become chief executive officer.  As announced on December 1, 2011, Rick George, the company's current Chief Executive Officer (CEO) is retiring effective May 1, 2012. Suncor's President and Chief Operating Officer, Steve Williams, will succeed him as CEO. Mr. Williams joined Suncor in 2002 as Executive Vice President, Corporate Development and Chief Financial Officer. He served as Executive Vice President, Oil Sands for four years where he was responsible for leading Suncor's oil sands operations through a significant period of growth.

•
Ramp up of production from Firebag Stage 3 expansion proceeding in line with expectations. Bitumen production from the company's Firebag operations averaged 83,600 bbls/d and exited the first quarter of 2012 at approximately 96,000 bbls/d, a 20% increase from the rate exiting the fourth quarter of 2011. Firebag bitumen production also increased due to infill wells completed in 2011 and optimization of steam generation from Stage 3 facilities across the integrated Firebag complex.

•
Increased Oil Sands production prior to Upgrader 2 outage.  Oil Sands (excluding Syncrude) achieved consecutive monthly record production levels in January and February, prior to an operational issue in March with a fractionator at the Upgrader 2 facilities, which were taken offline for approximately five weeks for maintenance and restarted successfully in April.

(1)
Operating earnings, cash flow from operations and ROCE are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

             Suncor Energy Inc.
 008    2012 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

•
Power of Suncor's integrated business model.  Canadian-based crude oil production, including Suncor's sweet and sour synthetic crude oil, traded at significant discounts to WTI during the first quarter of 2012. Suncor's integration with inland refineries in the Refining and Marketing segment is recovering much of this decline in crude price realization through lower feedstock costs. In addition, decreasing North American natural gas prices reduced cash flow from North America Onshore assets; however, this impact was more than offset by lower operating costs for steam and power generation at Suncor's oil sands and refining facilities.

•
Suncor continues its share repurchase program.  In February, Suncor announced a plan to repurchase up to $1 billion of its common shares, continuing the program to return value to shareholders that saw the company repurchase $500 million of its common shares in 2011. The company repurchased approximately 5.5 million common shares, returning $183 million to shareholders during the first quarter of 2012. As at April 27, 2012, the company had repurchased approximately 4.3 million additional common shares, returning an additional $134 million to shareholders.

•
Dividend increase approved.  Suncor's Board of Directors approved an 18% increase to the company's quarterly dividend to $0.13 per common share, from the previous level of $0.11 per common share, beginning in the second quarter of 2012. The five-year compound annual growth rate of Suncor's dividends is 21%.

3. SUNCOR OVERVIEW

Suncor Energy Inc. is an integrated energy company headquartered in Calgary, Alberta. The company has classified its operations into the following segments:

OIL SANDS

Suncor's Oil Sands segment, with assets located in northeast Alberta, recovers bitumen from mining and in situ operations and upgrades the majority of this production into refinery feedstock, diesel fuel and byproducts. The Oil Sands segment includes:

•
Oil Sands operations refer to Suncor's wholly owned and operated mining, extraction, upgrading and in situ assets in the Athabasca oil sands region. Oil Sands operations consist of:

•
Oil Sands Base operations include the Millennium and North Steepbank mining and extraction operations, two integrated upgrading facilities known as Upgrader 1 and Upgrader 2, and the associated infrastructure for these assets – including utilities, energy and reclamation facilities, such as Tailings Reduction Operations (TROTM) assets.

•
In Situ operations include oil sands bitumen production from Firebag and MacKay River and supporting infrastructure, such as central processing facilities and cogeneration units. The majority of In Situ production is upgraded by Oil Sands Base; however, the company's marketing plan includes sales of bitumen when marketing conditions are favourable or as operating conditions at Oil Sands Base require.

•
Oil Sands Ventures assets include the company's interests in significant growth projects, including two where Suncor is the operator – the Fort Hills mining (40.8%) and the Voyageur upgrader (51%) projects, and one where Total E&P Canada Ltd. (Total E&P) is the operator – the Joslyn North mining project (36.75%). Oil Sands Ventures also includes the company's 12% interest in the Syncrude oil sands mining and upgrading joint venture.

EXPLORATION AND PRODUCTION

Suncor's Exploration and Production segment consists of offshore operations off the east coast of Canada and in the North Sea, and onshore operations in North America, Libya and Syria.

•
East Coast Canada operations include Suncor's 37.675% working interest in Terra Nova, for which Suncor is the operator. Suncor also holds a 20% interest in the Hibernia base project and a 19.5% interest in the Hibernia Southern Extension Unit (HSEU), a 27.5% interest in the White Rose base project and a 26.125% interest in the White Rose Extensions, and a 22.729% interest in Hebron, all of which are operated by other companies.

Suncor Energy Inc.
                                                                                                                                       2012 First Quarter    009

•
International operations include Suncor's 29.89% working interest in Buzzard and a 26.69% interest in the Golden Eagle Area Development (Golden Eagle) in the U.K. portion of the North Sea, both of which are operated by another company. Suncor also holds interests in several North Sea licences offshore the U.K. and Norway. Suncor owns, pursuant to a Production Sharing Contract (PSC), an interest in the Ebla gas development in the Ash Shaer and Cherrife areas in Syria. Suncor also owns, pursuant to Exploration and Production Sharing Agreements (EPSAs), working interests in the exploration and development of oilfields in the Sirte Basin in Libya.

Suncor is currently engaged in discussions with the National Oil Corporation with respect to the impact of the force majeure period on the company's contractual obligations for its production and development activities in Libya. Suncor remains in force majeure for all exploration activities.

Due to recent unrest and sanctions in Syria, the company has declared force majeure under its contractual obligations, and operations in Syria have been suspended indefinitely.

•
North America Onshore operations include Suncor's interests in a number of assets in Western Canada, which primarily produce natural gas.

REFINING AND MARKETING

Suncor's Refining and Marketing segment consists of two primary operations:

•
Refining and Product Supply operations refine crude oil into a broad range of petroleum and petrochemical products. Eastern North America operations include refineries located in Montreal, Quebec and Sarnia, Ontario, and a lubricants business located in Mississauga, Ontario that manufactures, blends and markets products worldwide. Western North America operations include refineries located in Edmonton, Alberta and Commerce City, Colorado. Other Refining and Product Supply assets include interests in a petrochemical plant, pipelines and product terminals in Canada and the U.S.

•
Downstream Marketing operations sell refined petroleum products and lubricants to retail, commercial and industrial customers through a combination of company-owned, branded-dealer and other retail stations in Canada and Colorado, a nationwide commercial road transport network in Canada, and a bulk sales channel in Canada.

CORPORATE, ENERGY TRADING AND ELIMINATIONS

The grouping Corporate, Energy Trading and Eliminations includes the company's investments in renewable energy projects, results related to energy supply and trading activities, and other activities not directly attributable to any other operating segment.

•
Renewable Energy interests include six operating wind power projects and the St. Clair ethanol plant in Ontario.

•
Energy Trading activities primarily involve the marketing, supply and trading of crude oil, natural gas, refined petroleum products and byproducts, and the use of midstream infrastructure and financial derivatives to optimize related trading strategies.

•
Corporate activities include stewardship of Suncor's debt and borrowing costs, expenses not allocated to the company's businesses, and the company's captive insurance activities that self-insure a portion of the company's asset base.

•
Intersegment revenues and expenses are removed from consolidated results in Group Eliminations. Intersegment activity includes the sale of feedstock by the Oil Sands and Exploration and Production segments to the Refining and Marketing segment, the sale of fuels and lubricants by the Refining and Marketing segment to the Oil Sands segment, the sale of ethanol by the Renewable Energy business to the Refining and Marketing segment, and the provision of insurance for a portion of the company's operations by the Corporate captive insurance entity.

             Suncor Energy Inc.
 010    2012 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

4. CONSOLIDATED FINANCIAL INFORMATION

Financial Highlights

	Three months ended March 31
($ millions)	2012	2011

Net earnings (loss)
Oil Sands	607	605
Exploration and Production	332	(186)
Refining and Marketing	474	627
Corporate, Energy Trading and Eliminations	44	(18)

Total	1 457	1 028

Operating earnings (loss) (1)
Oil Sands	607	694
Exploration and Production	332	337
Refining and Marketing	474	627
Corporate, Energy Trading and Eliminations	(84)	(180)

Total	1 329	1 478

Cash flow from (used in) operations (1)
Oil Sands	1 118	1 137
Exploration and Production	677	583
Refining and Marketing	741	929
Corporate, Energy Trading and Eliminations	(110)	(256)

Total	2 426	2 393

Operating Highlights

	Three months ended March 31
	2012	2011

Production volumes by segment
Oil Sands (mbbls/d)	341.1	360.6
Exploration and Production (mboe/d)	221.2	240.7

Total	562.3	601.3

Production mix
Crude oil and liquids / natural gas (%)	90/10	87/13

Average price realizations by segment
Oil Sands ($/bbl)	91.71	83.72
Exploration and Production ($/mboe)	90.48	77.13

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Suncor Energy Inc.
                                                                                                                                       2012 First Quarter    011

Net Earnings

Suncor's net earnings for the first quarter of 2012 were $1.457 billion, compared to $1.028 billion in the first quarter of 2011. Net earnings were primarily affected by the same factors that influenced operating earnings described subsequently in this section of the MD&A. Other items affecting changes in net earnings over the first quarter of 2012, compared with the first quarter of 2011, included:

•
The after-tax unrealized foreign exchange gain on the revaluation of U.S. dollar denominated long-term debt was $128 million in the first quarter of 2012, compared to $162 million in the first quarter of 2011.

•
During the first quarter of 2011, the company disposed of assets resulting in after-tax losses of $170 million, consisting of $89 million for the partial disposition of working interests in the Voyageur upgrader and Fort Hills mining projects, and $81 million for the sale of non-core Exploration and Production assets.

•
In the first quarter of 2011, the U.K. government announced an increase in the tax rate on oil and gas profits in the North Sea that increased the statutory tax rate on Suncor's earnings in the U.K. from 50% to 59.3% in 2011 and 62% in future years. As a result, the company revalued its deferred income tax balances, resulting in an increase to deferred income tax expense of $442 million.

Operating Earnings

Suncor's consolidated operating earnings for the first quarter of 2012 were $1.329 billion, compared to $1.478 billion in the first quarter of 2011.

Consolidated Operating Earnings Reconciliation (1)

	Three months ended March 31
($ millions)	2012	2011

Net earnings as reported	1 457	1 028
Unrealized foreign exchange gain on U.S. dollar denominated long-term debt	(128)	(162)
Loss on significant disposals	—	170
Impact of income tax rate adjustments on deferred income taxes	—	442

Operating earnings	1 329	1 478

(1)
Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of this MD&A.

             Suncor Energy Inc.
 012    2012 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

(1)
Factors represent after-tax variances and include the impacts of operating earnings adjustments. These factors are analyzed in the narrative immediately subsequent to this bridge analysis. This bridge analysis is provided because management uses this presentation to analyze performance.

(2)
Calculated based on production volumes for the Oil Sands and Exploration and Production segments and sales volumes for the Refining and Marketing segment.

(3)
Includes upstream price realizations before royalties, refining and marketing margins, other operating revenues, and the net impacts of sales and purchases of third-party crude.

(4)
The Inventory variance factor reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory variance factor in this bridge analysis permits the company to present the Volume variance factor for upstream assets based on production volumes, rather than based on sales volumes.

(5)
The Operating Expense factor includes transportation expense, operating, selling and general expense and project start-up costs.

(6)
This factor also includes changes in gains and losses on disposal of assets that are not operating earnings adjustments, changes in effective income tax rates, and other income tax adjustments.

Positive factors impacting operating earnings in the first quarter of 2012, compared to the same period in 2011, included:

•
Average price realizations for crude oil were higher in the first quarter of 2012, due mainly to increases in the benchmark prices for WTI and Brent crudes, partially offset by price discounts for Canadian-based crude oil production. Average price realizations increased 10% for Oil Sands segment sales and 17% for Exploration and Production segment sales.

•
Operating expenses were lower, due primarily to lower share-based compensation expense that reflected a smaller increase in the company's common share price over the first quarter of 2012, compared with the first quarter of 2011. The impact on the company's operating segments of the $124 million after-tax share-based compensation expense in the first quarter of 2012 was $64 million for Corporate, Energy Trading and Eliminations; $36 million for Oil Sands; $18 million for Refining and Marketing; and $6 million for Exploration and Production. The first quarter of 2011 included a $212 million after-tax expense for share- based compensation.

•
Financing expense was lower in the first quarter of 2012, as the company capitalized a higher percentage of its borrowing costs as part of the cost of major development assets and construction projects, resulting in lower interest expense.

The positive factors noted above were more than offset by the following:

•
Production volumes for the Oil Sands segment decreased to 341,100 bbls/d from 360,600 bbls/d, due primarily to an unplanned outage at the company's Upgrader 2 facilities.

Suncor Energy Inc.
                                                                                                                                       2012 First Quarter    013

•
Production volumes for the Exploration and Production segment decreased to 221,200 boe/d from 240,700 boe/d, primarily due to the divestiture of non-core assets throughout 2011, and the company declaring force majeure under its contractual obligations and suspending its operations in Syria in December 2011.

•
In the first quarter of 2011, the uplift to operating earnings with respect to the impact of a rising crude price environment on refining margins was significantly higher than the uplift in the first quarter of 2012. In a rising crude price environment, inventories produced during periods of lower feedstock costs are sold and replaced with inventories purchased at relatively higher feedstock costs.

•
Royalties were higher in the first quarter of 2012, due mainly to higher benchmark prices and the prior year quarter including higher allowable costs for Oil Sands Base capital projects.

•
DD&A was higher in the first quarter of 2012, due mainly to recently commissioned assets for Oil Sands operations, including the Firebag Stage 3 expansion, and charges related to modifications of the Millennium Naphtha Unit (MNU) hydrogen plant during the commissioning period.

Cash Flow from Operations

Consolidated cash flow from operations for the first quarter of 2012 was $2.426 billion, compared to $2.393 billion in the first quarter of 2011. The increase was mainly a result of higher upstream price realizations, partially offset by lower upstream production volumes and higher royalties.

Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are some of the most significant factors that affect the results of Suncor's operations.

		Average for three months ended March 31
		2012	2011

WTI crude oil at Cushing	US$/bbl	102.95	94.10
Dated Brent crude oil at Sullom Voe	US$/bbl	118.35	104.95
Dated Brent/Maya crude oil FOB price differential	US$/bbl	9.45	15.65
Canadian 0.3% par crude oil at Edmonton	Cdn$/bbl	92.80	88.40
Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	21.45	22.85
Condensate at Edmonton	US$/bbl	110.00	98.35
Natural gas (Alberta spot) at AECO	Cdn$/mcf	2.50	3.80
New York Harbor 3-2-1 crack (1)	US$/bbl	25.80	19.40
Chicago 3-2-1 crack (1)	US$/bbl	18.80	16.45
Portland 3-2-1 crack (1)	US$/bbl	27.70	21.40
Gulf Coast 3-2-1 crack (1)	US$/bbl	25.45	18.50
Exchange rate	US$/Cdn$	1.00	1.01
Exchange rate (end of period)	US$/Cdn$	1.00	1.03

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

             Suncor Energy Inc.
 014    2012 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Suncor's sweet SCO price realizations are influenced primarily by changes in the price for WTI at Cushing. The average WTI price for the first quarter of 2012 increased to US$102.95/bbl, compared to US$94.10/bbl in the first quarter of 2011. Suncor's price realizations for SCO are also influenced by the supply and demand of sweet SCO from Western Canada.

Suncor produces a specific grade of sour SCO, the price realizations for which are influenced by changes to various crude benchmarks including, but not limited to, Canadian par crude at Edmonton and WCS at Hardisty, but which can also be affected by circumstances underlying spot sales required to manage inventory levels. Prices for Canadian par crude at Edmonton in the first quarter of 2012 also increased, averaging $92.80/bbl, compared to $88.40/bbl in the first quarter of 2011.

Bitumen production that Suncor does not upgrade is blended with diluent to facilitate delivery on pipeline systems to customers. Net bitumen price realizations are, therefore, influenced by both prices for Canadian heavy crude oil (WCS at Hardisty is a common reference) and prices for diluent (Condensate at Edmonton). Diluent is sourced primarily from the company's own upgrading and refining facilities; however, purchases of diluent from third parties may be required when the company experiences operational outages. Bitumen price realizations can also be affected by bitumen quality and spot sales to manage inventory levels. In the first quarter of 2012, average price realizations for bitumen relative to WTI were consistent with those realized in the first quarter of 2011, with increases in prices for WTI largely offset by increases in the price for diluent.

Price realizations for Suncor's crude sales basket relative to common benchmark crudes are also influenced by the demands of our refinery customers and distribution constraints on pipeline systems. Compared to the fourth quarter of 2011, in the first quarter of 2012, prices for WTI increased, but prices for Canadian par crude at Edmonton decreased, sweet SCO traded at a discount to WTI, and the light/heavy differential for Canadian-based crudes doubled. As a result, the overall average price realization for Suncor's Oil Sands production (excluding Syncrude) was WTI less Cdn$12.12/bbl, compared to WTI plus Cdn$1.10/bbl in the fourth quarter of 2011. Suncor's integration with inland refineries in the Refining and Marketing segment is recovering much of this decline in crude price realization through lower feedstock costs.

Suncor's price realizations for production from East Coast Canada and International assets are influenced primarily by the price for Brent crude. The average price for Brent crude in the first quarter of 2012 increased to US$118.35/bbl from US$104.95/bbl in the first quarter of 2011. The average premium for Brent crude compared to WTI increased to US$15.40/bbl from $10.85/bbl.

Suncor's price realizations for North America Onshore natural gas production are primarily referenced to Alberta spot at AECO. The average AECO benchmark decreased to $2.50/mcf in the first quarter of 2012, from $3.80/mcf in the first quarter of 2011.

Suncor's refining margins are influenced primarily by 3-2-1 crack spreads, which are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillates, and by light/heavy and light/sour crude differentials, which indicate when more complex refineries can earn greater margins by processing less expensive, heavier crudes. Crack spreads do not necessarily reflect the margins of a specific refinery because these benchmarks are calculated based off of WTI. Specific refinery margins are further impacted by actual crude purchase costs, refinery configuration and refined product sales markets unique to that refinery's supply orbit. In the first quarter of 2012, crack spreads were higher than those from the first quarter of 2011 in the major markets into which Suncor sells finished product. Prices for refined products reflected the higher priced Brent crude feedstock of coastal North American markets, which continues to positively benefit Suncor's inland refineries (Sarnia, Edmonton and Commerce City).

The majority of Suncor's revenues from the sale of oil and natural gas commodities are based on prices that are determined by, or referenced to, U.S. dollar benchmark prices. The majority of Suncor's expenditures are realized in Canadian dollars. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease revenue received from the sale of commodities. A decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of commodities.

Suncor Energy Inc.
                                                                                                                                       2012 First Quarter    015

Conversely, many of Suncor's assets and liabilities, notably most of the company's long-term debt, are denominated in U.S. dollars and translated to Suncor's reporting currency (Canadian dollars) at each balance sheet date. An increase in the value of the Canadian dollar relative to the U.S. dollar from the previous balance sheet date decreases the Canadian dollars required to settle U.S. dollar denominated obligations.

5. SEGMENT RESULTS AND ANALYSIS

OIL SANDS

Financial Highlights

	Three months ended March 31
($ millions)	2012	2011

Gross revenues	3 217	2 891
Less: Royalties	(280)	(123)

Operating revenues, net of royalties	2 937	2 768

Net earnings	607	605

Operating earnings (1)
Oil Sands	538	622
Oil Sands Ventures	69	72

	607	694

Cash flow from operations (1)	1 118	1 137

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Oil Sands segment net and operating earnings for the first quarter of 2012 were $607 million, compared to $605 million of net earnings and $694 million of operating earnings for the first quarter of 2011. In the first quarter of 2011, the company recorded an after-tax loss of $89 million on the partial disposition of working interests in the Voyageur upgrader and Fort Hills mining projects.

Oil Sands operations contributed $538 million of operating earnings, while Oil Sands Ventures contributed $69 million. The decrease in operating earnings for Oil Sands operations, compared to the first quarter of 2011, was due mainly to higher royalties and DD&A, and lower production associated with an unplanned Upgrader 2 outage, partially offset by higher average price realizations.

Cash flow from operations for the Oil Sands segment in the first quarter of 2012 was $1.118 billion, compared to $1.137 billion in the first quarter of 2011, and decreased mainly due to higher royalties and lower production volumes, partially offset by higher price realizations.

Operating Earnings

Operating Earnings Reconciliation

	Three months ended March 31
($ millions)	2012	2011

Net earnings as reported	607	605
Loss on significant disposals	—	89

Operating earnings (1)	607	694

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.

             Suncor Energy Inc.
 016    2012 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

(1)
Factors represent after-tax variances and include the impacts of operating earnings adjustments. These factors are analyzed in the narrative immediately subsequent to this bridge analysis. This bridge analysis is provided because management uses this presentation to analyze performance.

(2)
Includes price realizations before royalties, other operating revenues and the net impacts of sales and purchases of third-party crude.

(3)
The Inventory variance factor reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory variance factor in this bridge analysis permits the company to present the Production Volume variance factor based on production volumes, rather than based on sales volumes.

(4)
The Operating Expense factor includes transportation expense, operating, selling and general expense and project start-up costs.

(5)
This factor also includes changes in gains and losses on disposal of assets that are not operating earnings adjustments, changes in effective income tax rates, and other income tax adjustments.

Production Volumes (1)

	Three months ended March 31
(mbbls/d)	2012	2011

Upgraded product (sweet SCO, sour SCO and diesel)	273.1	297.0
Non-upgraded bitumen	32.6	25.1

Oil Sands	305.7	322.1
Oil Sands Ventures – Syncrude	35.4	38.5

Total	341.1	360.6

(1)
Bitumen production from Oil Sands Base operations is upgraded, while bitumen production from In Situ operations is upgraded or sold directly to customers. Yields of SCO and diesel from Suncor's upgrading process are approximately 79% of bitumen feedstock input. See also the Bitumen Production table presented below.

Production volumes for Oil Sands operations averaged 305,700 bbls/d, compared to 322,100 bbls/d in the prior year quarter. Suncor achieved consecutive monthly production records in January and February, averaging 355,000 bbls/d and 361,000 bbls/d, respectively, reflecting strong reliability from mining and extraction operations and the ramp up of production from the Firebag Stage 3 expansion. In early March, as a result of an operational issue with a fractionator, the company took its Upgrader 2 facilities offline for unplanned maintenance. Upgrader 2 was successfully restarted in April. Production of upgraded product decreased compared to the prior year quarter, while production of non-upgraded bitumen increased compared to the prior year quarter, primarily as a result of the Upgrader 2 outage.

Suncor Energy Inc.
                                                                                                                                       2012 First Quarter    017

Suncor's share of Syncrude production and sales decreased to 35,400 bbls/d from 38,500 bbls/d in the prior year quarter. The decrease in production was due mainly to operational issues with one of the coker units, which ran at reduced rates during the beginning of the quarter and was shut down in early March. The coker unit was returned to service in April.

Bitumen Production

	Three months ended March 31
	2012	2011

Oil Sands Base
Bitumen production (mbbls/d)	262.5	318.0
Bitumen ore mined (thousands of tonnes per day)	412.3	476.2
Bitumen ore grade quality (bbls/tonne)	0.64	0.67

In Situ
Bitumen production – Firebag (mbbls/d)	83.6	55.2
Bitumen production – MacKay River (mbbls/d)	31.0	32.1

Total In Situ bitumen production	114.6	87.3

Steam-to-oil ratio – Firebag	3.7	3.1
Steam-to-oil ratio – MacKay River	2.3	2.2

Oil Sands Base bitumen production from mining and extraction activities associated with the Steepbank (including North Steepbank) and Millennium mining areas averaged 262,500 bbls/d. Mining output was reduced for the duration of the Upgrader 2 outage. The company continues to mine through an area of lower bitumen ore grade quality at the Millennium mine face, which the company expects to encounter through to the start of the fourth quarter of 2012.

In Situ bitumen production volumes averaged 114,600 bbls/d, increasing from 87,300 bbls/d in the prior year quarter. Average production from Firebag increased to 83,600 bbls/d from 55,200 bbls/d in the prior year quarter. The ramp up of production from the Firebag Stage 3 expansion is proceeding in line with expectations. Bitumen production from Firebag has also increased due to infill wells completed in 2011 and optimization of steam generation from Stage 3 facilities across the integrated Firebag complex. Higher steam-to-oil ratios for Firebag reflect new wells coming on-stream and are also in line with expectations. The company anticipates that the Firebag steam-to-oil ratio will decrease in future periods as the ramp up of production from the Stage 3 expansion continues. Average production from MacKay River decreased slightly to 31,000 bbls/d from 32,100 bbls/d in the prior year quarter.

Sales Volumes and Mix

	Three months ended March 31
	2012	2011

Oil Sands sales volumes (mbbls/d)
Sweet – sweet SCO and diesel (mbbls/d)	122.3	119.5
Sour – sour SCO and bitumen (mbbls/d)	210.5	206.7

	332.8	326.2

Oil Sands sweet/sour sales mix (%)	37/63	37/63

             Suncor Energy Inc.
 018    2012 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Sales volumes for Oil Sands operations for the first quarter of 2012 reflected production levels from late 2011 and early 2012, averaging 332,800 bbls/d, with the impacts of the Upgrader 2 outage expected to affect sales volumes mostly in the second quarter of 2012.

The sweet/sour sales mix for Oil Sands operations was 37% sweet in the first quarter of both 2012 and 2011. The impacts of higher bitumen sales that were a result of the Upgrader 2 outage were largely offset by higher sales of sweet product that were a result of improved reliability in secondary upgrading facilities.

Price Realizations

Net of transportation costs, but before royalties	Three months ended March 31
($/bbl)	2012	2011

Oil Sands
Sweet – sweet SCO and diesel	105.74	93.90
Sour – sour SCO and bitumen	82.35	76.10
Crude sales basket (all products)	90.95	82.59
Crude sales basket, relative to WTI	(12.12)	(10.19)

Oil Sands Ventures
Syncrude – sweet SCO	98.82	93.33
Syncrude, relative to WTI	(4.25)	0.55

Average price realizations for sales from Oil Sands operations increased to $90.95/bbl (WTI less $12.12/bbl) in the first quarter of 2012 from $82.59 (WTI less $10.19/bbl) in the first quarter of 2011, due mainly to higher benchmark prices for crude oil. Average prices for sweet product from Oil Sands operations benefited from higher prices for and production of diesel; however, prices for sweet SCO relative to WTI decreased significantly over the quarter, resulting in discounts for sweet SCO in the first quarter of 2012, compared with premiums that were realized throughout much of 2011.

Royalties

Royalties for the Oil Sands segment were higher in the first quarter of 2012 than in the same period in 2011. The increase was mainly due to the prior year quarter including higher allowable costs for capital projects, primarily the TROTM infrastructure project. Royalties also increased because of higher prices for WTI that influence the company's regulated bitumen valuation methodology, and higher In Situ bitumen production. These factors were partially offset by lower bitumen production from Oil Sands Base and Syncrude.

Inventory

Due to the outage at Upgrader 2 late in the first quarter of 2012, inventory levels decreased approximately 20%. The company expects that it will rebuild inventory levels over the second quarter of 2012. The impact of drawing down inventory produced in previous periods was mostly offset by a decrease in inventory costs per unit of production, whereby inventories produced in prior periods at relatively higher per unit costs were sold and replaced by inventories produced in the current period at relatively lower per unit costs.

Suncor Energy Inc.
                                                                                                                                       2012 First Quarter    019

Cash Operating Costs Reconciliation (1)(2)

Cash operating costs per barrel for Oil Sands operations increased in the first quarter of 2012, averaging $38.10/bbl compared to $35.45/bbl in the first quarter of 2011, impacted by lower production (+$1.60/bbl) and higher total cash operating costs (+$1.05/bbl).

Cash operating costs for Oil Sands operations increased to $1.056 billion in the first quarter of 2012 from $1.028 billion in the first quarter of 2011. Total In Situ cash operating costs were higher, due mainly to larger operations associated with the Firebag Stage 3 expansion and well workovers at MacKay River. Cash operating costs for Oil Sands Base were consistent with the prior year quarter, as higher costs related to an increase in overburden removal activity were offset by lower energy costs, due primarily to lower natural gas prices, and lower upgrading costs, due mainly to higher maintenance costs for secondary upgrading facilities in the prior year quarter.

	Three months ended March 31
($ millions)	2012	2011

Operating, selling and general expense	1 517	1 320
Syncrude operating, selling and general expense	(111)	(133)
Non-production costs (3)	(123)	(124)
Other (4)	(227)	(35)

Cash operating costs	1 056	1 028
Cash operating costs ($/bbl)	38.10	35.45

(1)
Cash operating costs and cash operating costs per barrel are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Effective with the first quarter of 2012, the calculation of cash operating costs has been revised to better reflect the ongoing cash costs of production, and prior period figures have been re-determined. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(3)
Significant non-production costs include, but are not limited to, share-based compensation adjustments, costs related to the remobilization or deferral of growth projects, research, the expense recorded as part of a non-monetary arrangement involving a third-party processor and feedstock costs for natural gas used to create hydrogen for secondary upgrading processes.

(4)
Other includes the impacts of changes in inventory valuation and a reduction for operating revenues associated with excess power from cogeneration units.

Expenses and Other Factors

Operating expenses at Syncrude were lower in the first quarter of 2012 than in the first quarter of 2011, due primarily to lower compensation expense and lower prices for natural gas.

Other Oil Sands operating expenses were lower in the first quarter of 2012, primarily due to lower project start-up costs and lower share-based compensation expense. The first quarter of 2011 included project start-up costs primarily related to the Firebag Stage 3 expansion, which was substantially complete by the first quarter of 2012. Project start-up activity for the Firebag Stage 4 expansion is expected to increase in the second half of 2012. These decreases to other Oil Sands operating expenses were partially offset by higher costs related to the deferral and subsequent remobilization of certain growth projects after the economic downturn in late 2008 and early 2009 ("safe mode" costs). Pre-tax safe mode costs were $45 million in the first quarter of 2012, compared to $15 million in the first quarter of 2011, and increased due to activity pertaining to the Voyageur upgrader project. For 2012, the company anticipates that safe mode costs will largely consist of the costs to assess the condition of assets coming out of safe mode and the costs of remobilizing equipment and personnel.

DD&A expense for the first quarter of 2012 was higher than in the same period of 2011, due mainly to a larger asset base that is the result of recently commissioned assets pertaining to the Firebag Stage 3 expansion and costs capitalized as part of the major planned maintenance event in the second quarter of 2011. DD&A also increased due to charges related to the modifications of the MNU hydrogen plant during the commissioning period.

             Suncor Energy Inc.
 020    2012 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

The factor presented in the bridge analysis of operating earnings for Financing Expense and Other Income was positive mainly due to a gain on the sale of a non-producing In Situ property in the first quarter of 2012, partially offset by higher accretion expense for decommissioning and restoration provisions.

Planned Maintenance Events

In the second quarter of 2012, the company expects to shut down one coker unit at Upgrader 1 for routine maintenance, which is not anticipated to significantly impact production. In the third quarter of 2012, the company expects to complete routine maintenance on the vacuum tower and secondary upgrading units, and shut down one coker unit at Upgrader 2. The impact of planned maintenance for the vacuum tower on overall production levels has been factored into Suncor's production forecasts. Planned maintenance for secondary upgrading units at Upgrader 1 is now expected to occur in 2013.

As part of its regular annual maintenance program, Syncrude has scheduled a two-month outage for one of its other coker units for the second quarter of 2012.

EXPLORATION AND PRODUCTION

Financial Highlights

	Three months ended March 31
($ millions)	2012	2011

Gross revenues	1 962	1 815
Less: Royalties	(478)	(432)

Operating revenues, net of royalties	1 484	1 383

Net earnings (loss)	332	(186)

Operating earnings (loss) (1)
East Coast Canada	164	136
International	195	216
North America Onshore	(27)	(15)

	332	337

Cash flow from operations (1)	677	583

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. See also the Non-GAAP Financial Measures Advisory section of this MD&A.

Exploration and Production net earnings were $332 million in the first quarter of 2012, compared with a net loss of $186 million in the first quarter of 2011. The net loss in the first quarter of 2011 included a $442 million deferred income tax expense adjustment related to an increase in U.K. statutory income tax rates and an after-tax loss on the disposal of non-core assets of $81 million.

Exploration and Production operating earnings were $332 million in the first quarter of 2012, compared to $337 million in the first quarter of 2011. Operating earnings of $164 million for East Coast Canada were higher due mainly to higher average price realizations. Operating earnings of $195 million for International were lower, reflecting lower overall production volumes, partially offset by higher average price realizations. The operating loss of $27 million for North America Onshore was greater than in the prior year period, primarily due to lower average price realizations for natural gas sales, lower production volumes and costs associated with a fire that broke out on a drilling rig in B.C.

Suncor Energy Inc.
                                                                                                                                       2012 First Quarter    021

Cash flow from operations was $677 million for the first quarter of 2012, compared to $583 million for the first quarter of 2011, and increased primarily due to higher overall average price realizations and the impact of current income tax on proceeds from the non-core asset dispositions in the prior year quarter.

Operating Earnings

Operating Earnings Reconciliation

	Three months ended March 31
($ millions)	2012	2011

Net earnings (loss) as reported	332	(186)
Loss on significant disposals	—	81
Impact of income tax rate adjustments on deferred income taxes	—	442

Operating earnings (1)	332	337

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(1)
Factors represent after-tax variances and include the impacts of operating earnings adjustments. These factors are analyzed in the narrative immediately subsequent to this bridge analysis. This bridge analysis is provided because management uses this presentation to analyze performance.

(2)
Includes price realizations before royalties, other operating revenues, and the net impacts of sales and purchases of third-party crude.

(3)
The Inventory variance factor reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory variance factor in this bridge analysis permits the company to present the Production Volume variance factor based on production volumes, rather than based on sales volumes.

(4)
The Operating Expense factor includes transportation expense and operating, selling and general expense.

(5)
This factor also includes changes in gains and losses on disposal of assets that are not operating earnings adjustments, changes in effective income tax rates, and other income tax adjustments.

             Suncor Energy Inc.
 022    2012 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Production Volumes

	Three months ended March 31
	2012	2011

Production (mboe/d)	221.2	240.7
East Coast Canada (mbbls/d)	65.3	65.0
International (mboe/d)	96.2	107.2
North America Onshore (mmcfe/d)	358	411

Production mix (liquids/gas) (%)	75/25	68/32
East Coast Canada	100/0	100/0
International	99/1	86/14
North America Onshore	10/90	8/92

For East Coast Canada, production averaged 65,300 bbls/d in the first quarter of 2012, compared to 65,000 bbls/d in the first quarter of 2011.

•
Production from Terra Nova averaged 19,600 bbls/d and increased from 16,900 bbls/d in the prior year quarter. In the first quarter of 2012, several production wells that were shut in due to the presence of hydrogen sulphide (H2S) in the prior year quarter were back on-stream following the installation of a new subsea flow line in the fourth quarter of 2011. In addition, a new production well was completed in the third quarter of 2011. Terra Nova continues to be affected by partial shut-ins of certain wells due to the presence of H2S, which the company expects to fully remediate during the planned maintenance event described below.

•
Production from Hibernia averaged 28,700 bbls/d and decreased slightly from 29,200 bbls/d in the prior year quarter.

•
Production from White Rose averaged 17,000 bbls/d, and decreased from 18,900 bbls/d in the prior year quarter, mainly as a result of natural declines, partially offset by new production from the pilot well in the West White Rose field of the White Rose Extensions.

For International, production averaged 96,200 boe/d in the first quarter of 2012, compared to 107,200 boe/d in the first quarter of 2011.

•
Production from Libya averaged 39,200 bbls/d and increased from 24,100 bbls/d in the prior year quarter when production was completely shut in beginning in March due to political unrest. Production has restarted in all major fields. Suncor is currently engaged in discussions with the National Oil Corporation with respect to the impact of the force majeure period on the company's contractual obligations for its production and development activities. Suncor remains in force majeure for all exploration activities.

•
Production from Buzzard averaged 57,000 boe/d and increased from 50,300 boe/d, due mainly to higher reliability than the prior year period.

•
In December 2011, the company declared force majeure under its contractual obligations in Syria due to political unrest and international sanctions affecting that country. As a result, the company recorded no production from Syria in the first quarter of 2012. In the first quarter of 2011, production from Syrian assets averaged 17,400 boe/d.

•
On March 31, 2011, the company completed its sale of non-core U.K. offshore assets. These properties contributed 15,400 boe/d of production in the first quarter of 2011.

For North America Onshore, production averaged 358 mmcfe/d in the first quarter of 2012, compared to 411 mmcfe/d in the first quarter of 2011.

•
During 2011, the company divested non-core assets that contributed incremental production of approximately 33 mmcfe/d in the prior year quarter.

Suncor Energy Inc.
                                                                                                                                       2012 First Quarter    023

•
Production from remaining properties decreased primarily due to natural declines in reservoir performance and the shut in of a small number of wells in response to low natural gas prices. The company continues to evaluate the possibility for further production shut-ins.

Price Realizations

	Three months ended March 31
Net of transportation costs, but before royalties	2012	2011

Exploration and Production	90.06	77.13
East Coast Canada ($/bbl)	116.83	104.01
International ($/boe)	114.54	93.03
North America Onshore ($/mcfe)	3.71	4.52

In the first quarter of 2012, price realizations for crude oil from East Coast Canada and International were higher than the first quarter of 2011, primarily due to increasing benchmark prices for Brent crude. Price realizations for International were also higher due to the higher relative production mix of crude oil resulting from the suspension of operations in Syria. Price realizations for North America Onshore were lower due mainly to lower benchmark prices for natural gas, partially offset by higher prices for natural gas liquids and crude oil.

Royalties

Royalties for Exploration and Production were higher in the first quarter of 2012, compared with the same period in 2011, due primarily to higher prices for crude oil production. Higher royalties related to the production increase from Libya were largely offset by lower royalties related to the suspension of operations in Syria.

Expenses and Other Factors

Operating expenses were lower in the first quarter of 2012 than in the first quarter of 2011, primarily due to the disposition of non-core U.K. assets in 2011 and the suspension of operations in Syria, partially offset by expenses associated with the drilling rig fire. In March, while drilling a natural gas well in B.C., a fire broke out on the rig. All workers were safely evacuated and the well has since been brought under control. An investigation is underway to determine the cause of the incident.

The factor presented in the bridge analysis of operating earnings for Financing Expense and Other Income is negative, primarily due to the statutory income tax rate increase in the U.K.

             Suncor Energy Inc.
 024    2012 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Planned Maintenance Events

The estimated 21-week dockside maintenance program for the Terra Nova Floating Production Storage and Offloading (FPSO) vessel is scheduled to begin in June 2012. The planned work includes the replacement of the FPSO water injection swivel and the completion of the replacement of subsea infrastructure to remediate H2S issues. The estimated 18-week off-station maintenance program for the White Rose FPSO is scheduled to commence in May 2012, primarily to address issues with the FPSO propulsion system. During these outages, there will be no production from the respective assets. Planned maintenance events are scheduled to occur at Hibernia and Buzzard in the third quarter of 2012.

REFINING AND MARKETING

Financial Highlights

	Three months ended March 31
($ millions)	2012	2011

Operating revenues	6 400	5 839

Net earnings	474	627

Operating earnings (1)(2)
Refining and Product Supply	396	559
Marketing	78	68

	474	627

Cash flow from operations (1)	741	929

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
The company has reclassified the prior year operating earnings split between Refining and Product Supply and Marketing to conform to the current year presentation. Total operating earnings are unchanged.

Refining and Marketing had net and operating earnings of $474 million in the first quarter of 2012, compared with net and operating earnings of $627 million in the first quarter of 2011.

Refining and Product Supply activities contributed $396 million to operating earnings in the first quarter of 2012, which was lower than in the same period in the prior year. In the first quarter of 2011, the uplift to operating earnings with respect to the impact of a rising crude price environment on Suncor's refining margins was approximately $185 million after tax, compared with an uplift of approximately $7 million after tax for the first quarter of 2012. In addition, reduced demand for refined product in Eastern North America resulted in lower crude throughputs at the Montreal and Sarnia refineries. Marketing activities contributed $78 million to operating earnings in the first quarter of 2012, which was higher than in the same period in the prior year, due mainly to stronger margins in wholesale and lubricants channels, partially offset by lower overall sales volumes and margins in retail channels.

Refining and Marketing cash flow from operations was $741 million in the first quarter of 2012, compared to $929 million in the first quarter of 2011, and decreased primarily due to the same factors that affected operating earnings.

Suncor Energy Inc.
                                                                                                                                       2012 First Quarter    025

Operating Earnings

(1)
Factors represent after-tax variances and include the impacts of operating earnings adjustments. These factors are analyzed in the narrative immediately subsequent to this bridge analysis. This bridge analysis is provided because management uses this presentation to analyze performance.

(2)
The Operating Expense factor includes transportation expense and operating, selling and general expense.

(3)
This factor also includes changes in gains and losses on disposal of assets that are not operating earnings adjustments, changes in effective income tax rates, and other income tax adjustments.

Volumes

	Three months ended March 31
	2012	2011

Refined product sales (thousands of m3/d)
Gasoline	38.6	38.1
Distillate	29.6	31.3
Other	11.9	12.6

	80.1	82.0

Crude oil processed (thousands of m3/d)
Eastern North America	30.3	33.1
Western North America	36.4	35.3

Refinery utilization (%) (1)(2)
Eastern North America	86	97
Western North America	98	97

(1)
Effective January 1, 2012, the company upwardly revised the nameplate capacity of the Montreal refinery from 130,000 bbls/d to 137,000 bbls/d and the nameplate capacity of the Commerce City refinery from 93,000 bbls/d to 98,000 bbls/d. Prior year utilization rates have not been recalculated, and reflect the lower nameplate capacities.

(2)
Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.

Total sales of refined petroleum products averaged 80,100 m3/d in the first quarter of 2012, compared to 82,000 m3/d in the first quarter of 2011. Gasoline and distillate sales in Eastern North America decreased 9% and 16%, respectively,

             Suncor Energy Inc.
 026    2012 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com primarily reflecting lower demand for gasoline resulting from higher prices and lower demand for distillate reflecting higher prices and warmer weather conditions. These decreases were partially offset by higher sales volumes in Western North America.

Crude oil processed for Eastern North America averaged 30,300 m3/d and decreased from 33,100 m3/d in the prior year quarter. This decrease was concurrent with the decrease in demand for refined products, and was also due to an outage for one of the crude distillation towers at the Sarnia refinery, which was restarted successfully in April. Crude oil processed for Western North America averaged 36,400 m3/d and increased from 35,300 m3/d in the prior year quarter, primarily due to better reliability and scheduled maintenance events at the Commerce City refinery in the first quarter of 2011.

Prices and Margins

Prices for refined products were higher in the first quarter of 2012 than in the first quarter of 2011, reflecting higher refining crack spreads.

For Refining and Product Supply, although WTI prices increased significantly during the first quarters of 2012 and 2011, the impact on earnings pertaining to the increasing crude price environment that benefited the first quarter of 2011 (approximately $185 million after tax) was not repeated in the first quarter of 2012 (approximately $7 million after tax). This effect was the result of a smaller increase in the price of WTI in the first quarter of 2012, compared to the first quarter of 2011, and widening price discounts relative to WTI near the end of the first quarter of 2012 for much of the crude feedstock that the company's inland refineries (Sarnia, Edmonton and Commerce City) process.

For Marketing, higher margins in wholesale channels and higher margins for lubricants products were partially offset by lower margins from the retail channel.

Expenses and Other Factors

Operating expenses were lower in the first quarter of 2012 than in the first quarter of 2011, due primarily to lower share-based compensation expense, partially offset by higher costs for remediation and maintenance. The factor presented in the bridge analysis of operating earnings for Financing Expense and Other Income was negative primarily due to a gain pertaining to the company's investments in marketing entities recorded in the first quarter of 2011.

CORPORATE, ENERGY TRADING AND ELIMINATIONS

Financial Highlights

	Three months ended March 31
($ millions)	2012	2011

Net earnings (loss)	44	(18)

Operating earnings (loss) (1)
Renewable Energy	15	15
Energy Trading	52	39
Corporate	(133)	(189)
Group Eliminations	(18)	(45)

	(84)	(180)

Cash flow used in operations (1)	(110)	(256)

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. See also the Non-GAAP Financial Measures Advisory section of this MD&A.

Suncor Energy Inc.
                                                                                                                                       2012 First Quarter    027

Net earnings for Corporate, Energy Trading and Eliminations in the first quarter of 2012 were $44 million, compared with a net loss of $18 million in the first quarter of 2011. In the first quarter of 2012, the Canadian dollar strengthened in relation to the U.S. dollar, with the US$/Cdn$ exchange rate increasing from 0.98 to 1.00 and resulting in an after-tax unrealized foreign exchange gain on U.S. dollar denominated long-term debt of $128 million. In the first quarter of 2011, the Canadian dollar strengthened in relation to the U.S. dollar as the exchange rate increased from 1.01 to 1.03, resulting in an after-tax unrealized foreign exchange gain on U.S. dollar denominated long-term debt of $162 million.

Operating Earnings

The operating loss for Corporate, Energy Trading and Eliminations in the first quarter of 2012 was $84 million, compared with an operating loss of $180 million in the first quarter of 2011.

Operating Earnings Reconciliation

	Three months ended March 31
($ millions)	2012	2011

Net earnings (loss)	44	(18)
Unrealized foreign exchange gain on U.S. dollar denominated long-term debt	(128)	(162)

Operating loss (1)	(84)	(180)

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Renewable Energy

	Three months ended March 31
	2012	2011

Power generation marketed (gigawatt hours)	141	55
Ethanol production (millions of litres)	106.4	80.7

Renewable Energy operating earnings of $15 million in the first quarter of 2012 were consistent with operating earnings from the first quarter of 2011. The impacts of higher ethanol production volumes were largely offset by the timing of and contractual limits for government ethanol incentive funding. At the end of January 2011, Suncor completed the expansion of its ethanol plant in Ontario, which increased nameplate production capacity from 200 million litres per year to 400 million litres per year. Total power generation marketed increased to 141 gigawatt hours from 55 gigawatt hours, due mainly to two new wind power projects that commenced operations in 2011 (Wintering Hills in southern Alberta and Kent Breeze in southwest Ontario).

Energy Trading

Energy Trading operating earnings increased to $52 million from $39 million in the prior year quarter, with the increase occurring primarily in heavy crude trading strategies, whereby heavy crude oil is purchased in Alberta and delivered to markets with more favourable prices.

Corporate

The Corporate operating loss was $133 million in the first quarter of 2012, compared with an operating loss of $189 million in the first quarter of 2011. The company capitalized 98% of its borrowing costs in the first quarter of 2012

             Suncor Energy Inc.
 028    2012 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com as part of the cost of major development assets and construction projects, compared to 62% in the prior year quarter. In addition, lower share-based compensation expense was partially offset by higher DD&A expense that reflected the start of depreciation on Suncor's post-merger systems integration initiative.

Group Eliminations

Group Eliminations include the elimination of profit on crude oil sales from Oil Sands and East Coast Canada to Refining and Product Supply. Consolidated profits are only realized when the company determines that the refined products produced from internal purchases of crude feedstock have been sold to third parties. During the first quarter of 2012, the company eliminated $18 million of after-tax intersegment profit.

6. CAPITAL INVESTMENT UPDATE

Capital and Exploration Expenditures by Segment

	Three months ended March 31
($ millions)	2012	2011

Oil Sands	1 177	1 180
Exploration and Production	206	228
Refining and Marketing	89	106
Corporate, Energy Trading and Eliminations	6	62

Total capital and exploration expenditures	1 478	1 576

Capitalized interest (included in above figures)	158	100

Capital and Exploration Expenditures by Type (1)(2)(3)

	Three months ended March 31, 2012
($ millions)	Sustaining	Growth	Total

Oil Sands	628	399	1 027
Oil Sands Base	409	25	434
In Situ	179	295	474
Oil Sands Ventures	40	79	119
Exploration and Production	26	178	204
Refining and Marketing	88	—	88
Corporate, Energy Trading and Eliminations	1	—	1

	743	577	1 320

(1)
Capital expenditures in this table exclude capitalized interest.

(2)
Growth capital expenditures include economic capital investments that result in (i) an increase in production levels at existing Oil Sands operations and Refining and Marketing operations, or the investment in new facilities or operations that increases overall production; (ii) an addition of new reserves or a positive change in the company's reserves profile in Exploration and Production operations; or (iii) margin improvement, by increasing revenues or reducing costs.

(3)
Sustaining capital expenditures include investments that (i) ensure compliance or maintain goodwill relations with regulators and other stakeholders; (ii) improve efficiency and reliability of operations or maintain productive capacity by replacing component assets at the end of their useful lives; (iii) deliver existing proved developed reserves for Exploration and Production operations; or (iv) maintain current production capacities at existing Oil Sands operations and Refining and Marketing facilities.

In the first quarter of 2012, Suncor spent $1.320 billion on capital for property, plant and equipment and exploration activities, and capitalized $158 million of interest towards major development assets and construction projects. The following paragraphs describe growth and sustaining capital activity for the first quarter of 2012.

Suncor Energy Inc.
                                                                                                                                       2012 First Quarter    029

Oil Sands Base

Oil Sands Base capital and exploration expenditures were $434 million, of which $409 million was directed towards sustaining activities. Sustaining capital expenditures related primarily to the company's TROTM initiative, and included $241 million towards the infrastructure project to construct pumping and pipeline facilities for tailings and water transfers across mining operations, and the construction of tailings drying facilities. The company has started commissioning TROTM infrastructure assets and expects to start utilizing these assets in the second quarter of 2012. Other sustaining capital expenditures focused on initiatives at Upgrader 1 and Upgrader 2 facilities.

Spending on growth capital projects for Oil Sands Base in the first quarter of 2012 was limited to the completion of assets supporting the North Steepbank mining extension and modifications to the hydrogen plant portion of the MNU, which was taken offline for modifications in the first quarter of 2012. The company expects that the MNU project will be fully operational by mid-year.

In Situ

In Situ capital and exploration expenditures were $474 million, of which $295 million was directed towards growth projects.

•
Capital expenditures for the Firebag Stage 4 expansion were $156 million, bringing total project expenditures to date to approximately $1.344 billion. Construction activities continued to focus on the two new well pads, central processing facilities and cogeneration units. Initial production is targeted for the first quarter of 2013.

•
Capital expenditures for the Firebag Stage 3 expansion were $11 million. Growth spending for Stage 3 is essentially complete, with remaining activities related only to infrastructure projects also required for the Stage 4 expansion. Total Stage 3 project expenditures to date are approximately $4.381 billion.

In Situ sustaining capital expenditures of $179 million were directed primarily to the design and engineering of new well pads that will support existing production levels from MacKay River and Firebag Stages 1 and 2 in future years.

Oil Sands Ventures

Suncor's share of capital expenditures for the Syncrude joint venture was $40 million, which included $17 million for mine train replacement at the Mildred Lake mine and the equipment relocation at the Aurora mine.

During the first quarter of 2012, Oil Sands Ventures growth capital expenditures were $79 million, with (i) the Voyageur upgrader project focusing on validating project scope, developing the project execution plan, engineering and progressing site preparation; (ii) the Fort Hills mining project focusing on progressing design basis memorandum engineering and site preparation, and procuring long-lead items; and (iii) the Joslyn North mining project (operated by Total E&P) focusing on further design work, drilling and site preparation. In 2013, the company expects to present the development plans for all three projects to Suncor's Board of Directors for sanctioning. The development of each of these projects remains subject to approval by the joint venture owners of the respective projects.

Other Capital and Exploration Expenditures

In the first quarter of 2012, the Exploration and Production segment spent $204 million on capital and exploration expenditures. Growth spending included $50 million for Golden Eagle that focused on detailed engineering and the start of construction of topsides and platform jackets. Other growth capital included drilling in the Cardium oil and Montney shale gas formations, and engineering and construction site preparation for the Hebron project. In April, the company commenced drilling the second appraisal well for the Beta discovery in the Norway portion of the North Sea.

             Suncor Energy Inc.
 030    2012 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Refining and Marketing spent $88 million on capital expenditures in the first quarter of 2012. The company expects to complete the project to reduce benzene content in gasoline production at the Commerce City refinery in the second quarter of 2012.

7. FINANCIAL CONDITION AND LIQUIDITY

Indicators

Twelve months ended March 31	2012	2011

Return on capital employed (%) (1)
Excluding major projects in progress	14.8	12.5
Including major projects in progress	11.0	8.9

Net debt to cash flow from operations (2) (times)	0.6	0.9

Interest coverage on long-term debt (times)
Earnings basis (3)	11.1	10.3
Cash flow from operations basis (2)(4)	16.7	14.2

(1)
Non-GAAP financial measure. ROCE is reconciled in the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Cash flow from operations and metrics that use cash flow from operations are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(3)
Net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest.

(4)
Cash flow from operations plus current income taxes and interest expense, divided by the sum of interest expense and capitalized interest.

Total debt to total debt plus shareholders' equity

($ millions, except as noted)	March 31 2012	December 31 2011

Short-term debt	749	763
Current portion of long-term debt	12	12
Long-term debt	9 853	10 004

Total debt	10 614	10 779
Less: Cash and cash equivalents	4 648	3 803

Net debt	5 966	6 976

Shareholders' equity	39 692	38 600

Total debt plus shareholders' equity	50 306	49 379

Total debt to total debt plus shareholders' equity (%)	21	22

Suncor Energy Inc.
                                                                                                                                       2012 First Quarter    031

Change in Net Debt

Three months ended March 31, 2012 ($ millions)

Net debt – December 31, 2011	6 976
Decrease in net debt	(1 010)

Net debt – March 31, 2012	5 966
Decrease in net debt
Cash flow from operations	2 426
Capital and exploration expenditures and other investments	(1 478)
Proceeds from divestitures, net of costs for acquisitions	37
Dividends less proceeds from exercise of share options	(68)
Repurchase of common shares	(183)
Change in non-cash working capital and other	135
Foreign exchange on cash, long-term debt and other balances	141

1 010

Capital Resources

Suncor's management believes the company will have the capital resources to fund its planned 2012 capital spending program and meet current and long-term working capital requirements through existing cash balances and short-term investments, cash flow from operations for the remainder of 2012, and available committed credit facilities. The company's cash flow from operations depends on a number of factors, including commodity prices, production and sales volumes, refining and marketing margins, operating expenses, taxes, royalties and foreign exchange rates. If additional capital is required, Suncor's management believes adequate additional financing will be available in debt capital markets at commercial terms and rates.

Due primarily to strong cash flow from operations that exceeded capital expenditures, cash and cash equivalents increased $845 million during the first quarter of 2012, including the effects of returning $183 million to shareholders as part of the share repurchase program. For the twelve months ended March 31, 2012, the company's net debt to cash flow from operations measure was 0.6 times, which met management's target of less than 2.0 times. Unutilized lines of credit at March 31, 2012 were $4.694 billion, compared to $4.428 billion at December 31, 2011.

Financing Activities

Management of debt levels continues to be a priority for Suncor given the company's long-term growth plans. Suncor's management believes a phased and flexible approach to existing and future growth projects should assist Suncor in maintaining its ability to manage project costs and debt levels.

At March 31, 2012, Suncor's net debt was $5.966 billion, compared to $6.976 billion at December 31, 2011. Over the first three months of 2012, net debt decreased by $1.010 billion, largely due to cash flow from operations that exceeded capital and exploration expenditures.

The company expects to maintain access to short-term commercial paper borrowing at competitive interest rates by keeping short-term debt at existing levels (approximately $750 million). During 2011, the company transitioned the majority of its short-term debt to U.S. dollar denominated commercial paper. The company has invested excess cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company's short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor's cash flow requirements and deliver competitive returns consistent with the quality and diversification of investments within

             Suncor Energy Inc.
 032    2012 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio will not exceed six months, and all investments will be with counterparties with investment grade debt ratings. As at March 31, 2012, the weighted average term to maturity of the short-term investment portfolio was approximately 55 days.

During the first quarter of 2012, the company obtained regulatory approval to recommence its Normal Course Issuer Bid (NCIB) with the Toronto Stock Exchange that authorizes the purchase for cancellation of up to an additional $1.0 billion of Suncor's common shares between February 28, 2012 and September 5, 2012. Pursuant to the NCIB, during this time, Suncor will not purchase more than 45,839,791 common shares. The actual number of common shares that will be repurchased under the NCIB, and the timing of any such purchases, will be determined by the company. The company subsequently announced that it had entered into a pre-defined purchase plan with a designated broker to allow for the repurchase of common shares during scheduled and unscheduled share trading blackout periods. Shareholders may obtain a copy of the company's Notice of Intention to make a Normal Course Issuer Bid by contacting Investor Relations.

During the first quarter of 2012, the company repurchased 5,466,200 shares at an average price of $33.46 per share, for a total repurchase cost of $183 million. All common shares acquired under the NCIB will be cancelled. As of April 27, 2012, the company had repurchased an additional 4,332,400 shares at an average price of $30.91 per share ($134 million). The company does not expect the decision to allocate cash to the NCIB will affect its long-term growth strategy.

Suncor is subject to financial and operating covenants related to its public market and bank debt. Failure to meet the terms of one or more of these covenants may constitute an Event of Default as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 60% of its total debt plus shareholders' equity. At March 31, 2012, total debt to total debt plus shareholders' equity was 21% (December 31, 2011 – 22%). The company is also currently in compliance with all operating covenants.

Outstanding Shares

March 31, 2012 (thousands)

Common shares	1 558 760
Common share options – exercisable and non-exercisable	58 043
Common share options – exercisable	38 458

As at April 25, 2012, the total number of common shares outstanding was 1,560,180,993 and the total number of exercisable and non-exercisable common share options outstanding was 57,085,952. Once exercisable, each outstanding common share option is convertible into one common share.

Contractual Obligations, Commitments, Guarantees, and Off-Balance Sheet Arrangements

In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Conditions and Liquidity section of its 2011 annual MD&A, which section is herein incorporated by reference. Since December 31, 2011, there have been no material changes to amounts presented in the Contractual Obligations, Commitments, Guarantees, and Off-Balance Sheet Arrangements table. The company does not believe that it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial condition, results of operations, liquidity or capital expenditures.

Suncor Energy Inc.
                                                                                                                                       2012 First Quarter    033

Ontario Provincial Budget Proposal

The Province of Ontario budget was presented on March 27, 2012, and proposes to freeze the general corporate income tax rate at 11.5%, instead of the planned reduction to 10% by 2014. The company's preliminary assessment is that, if passed, the budget will result in deferred income tax expense of approximately $65 million to revalue the company's deferred income tax balances.

8. QUARTERLY FINANCIAL DATA

Financial Summary

Three months ended ($ millions, unless otherwise noted)	Mar 31 2012	Dec 31 2011	Sept 30 2011	June 30 2011	Mar 31 2011	Dec 31 2010	Sept 30 2010	June 30 2010

Total production (mboe/d)	562.3	576.5	546.0	460.0	601.3	625.6	635.5	633.9
Oil Sands	341.1	356.8	362.5	277.2	360.6	363.8	338.3	334.4
Exploration and Production	221.2	219.7	183.5	182.8	240.7	261.8	297.2	299.5

Revenues and other income
Operating revenues, net of royalties (1)	9 653	9 906	10 239	9 255	8 943	8 982	7 717	8 174
Other income	105	60	184	77	132	358	(45)	287

	9 758	9 966	10 423	9 332	9 075	9 340	7 672	8 461

Net earnings	1 457	1 427	1 287	562	1 028	1 286	1 224	540
per common share (dollars)
Basic	0.93	0.91	0.82	0.36	0.65	0.82	0.78	0.35
Diluted	0.93	0.91	0.76	0.31	0.65	0.82	0.78	0.34

Operating earnings (2)	1 329	1 427	1 789	980	1 478	808	617	839
per common share – basic (2) (dollars)	0.85	0.91	1.14	0.62	0.94	0.52	0.39	0.54

Cash flow from operations (2)	2 426	2 650	2 721	1 982	2 393	2 132	1 630	1 770
per common share – basic (2) (dollars)	1.55	1.69	1.73	1.26	1.52	1.36	1.04	1.13

ROCE (2) (%) for the twelve months ended	14.8	13.8	13.4	11.1	12.5	11.4	9.3	7.9

Common share information (dollars)
Dividend per common share	0.11	0.11	0.11	0.11	0.10	0.10	0.10	0.10
Share price at the end of trading
Toronto Stock Exchange (Cdn$)	32.59	29.38	26.76	37.80	43.48	38.28	33.50	31.33
New York Stock Exchange (US$)	32.70	28.83	25.44	39.10	44.84	38.29	32.55	29.44

(1)
The company has restated 2011 operating revenues to reflect net presentation of certain transactions involving sales and purchases of third-party crude oil production in the Oil Sands segment that were previously presented on a gross basis. See the Other Items – Accounting Polices section of this MD&A.

(2)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A. ROCE excludes capitalized costs related to major projects in progress.

Trends in Suncor's quarterly earnings results and cash flow from operations are driven primarily by production volumes, which can be significantly impacted by major planned maintenance events, such as the one that occurred at Upgrader 2 in Oil Sands in the second quarter of 2011, and unplanned maintenance outages, such as the one that occurred at Upgrader 2 in the first quarter of 2012, and by changes in commodity prices, refining crack spreads and foreign exchange rates.

             Suncor Energy Inc.
 034    2012 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Business Environment

Three months ended (average for the period ended, except as noted)		Mar 31 2012	Dec 31 2011	Sept 30 2011	June 30 2011	Mar 31 2011	Dec 31 2010	Sept 30 2010	June 30 2010

WTI crude oil at Cushing	US$/bbl	102.95	94.05	89.75	102.55	94.10	85.20	76.20	78.05
Dated Brent crude oil at Sullom Voe	US$/bbl	118.35	109.00	113.40	117.30	104.95	86.50	76.85	78.30
Dated Brent/Maya FOB price differential	US$/bbl	9.45	5.55	14.80	14.05	15.65	10.85	9.35	10.45
Canadian 0.3% par crude oil at Edmonton	Cdn$/bbl	92.80	98.20	92.50	103.85	88.40	80.70	74.90	75.50
Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	21.45	10.45	17.65	17.65	22.85	18.10	15.65	14.00
Condensate at Edmonton	US$/bbl	110.00	108.70	101.65	112.40	98.35	85.70	74.50	82.70
Natural gas (Alberta spot) at AECO	Cdn$/mcf	2.50	3.45	3.70	3.75	3.80	3.60	3.50	3.85
New York Harbor 3-2-1 crack (1)	US$/bbl	25.80	22.80	36.45	29.25	19.40	12.20	9.60	12.50
Chicago 3-2-1 crack (1)	US$/bbl	18.80	19.20	33.30	29.70	16.45	9.20	10.15	11.05
Portland 3-2-1 crack (1)	US$/bbl	27.70	26.45	36.50	29.35	21.40	13.50	16.60	15.50
Gulf Coast 3-2-1 crack (1)	US$/bbl	25.45	20.40	33.10	27.30	18.50	8.50	8.60	11.20
Exchange rate	US$/Cdn$	1.00	0.98	1.02	1.03	1.01	0.99	0.96	0.97
Exchange rate (end of period)	US$/Cdn$	1.00	0.98	0.95	1.04	1.03	1.01	0.97	0.94

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

Significant or Unusual Items Impacting Net Earnings

Net earnings over the last eight quarters were affected by the following events or one-time adjustments:

•
The second quarter of 2011 included impairment charges of $514 million against assets in Libya that were associated with the shut in of production due to political unrest, which also decreased production volumes for the majority of 2011.

•
The first quarter of 2011 included a $442 million adjustment to deferred income tax expense related to an increase in U.K. tax rates on oil and gas profits in the North Sea.

•
As part of its strategic business alignment subsequent to the merger with Petro-Canada, Suncor divested a number of non-core assets in its Exploration and Production segment throughout 2010 and 2011. Decreases in production volumes in 2011 are due in part to the disposition of these assets. The resulting gains and losses on the disposition of these assets had one-time impacts on net earnings in the quarters in which they occurred.

•
The fourth quarter of 2010 included an after-tax gain of $186 million for the redetermination of working interests in the Terra Nova oilfield and an after-tax royalty recovery of $93 million with respect to the modification of the bitumen valuation methodology calculation.

•
The second quarter of 2010 included an after-tax write-off of $141 million for Oil Sands assets that were being used in the development of an alternative extraction process.

Suncor Energy Inc.
                                                                                                                                       2012 First Quarter    035

9. OTHER ITEMS

Accounting Policies

Suncor's significant accounting policies and a summary of recently announced accounting standards are described in notes 3 and 5, respectively, to the audited Consolidated Financial Statements for the year ended December 31, 2011, which notes are herein incorporated by reference.

During the first quarter of 2012, the company completed a review of the presentation of purchase and sale transactions in its Oil Sands segment, and determined that certain transactions previously recorded on a gross basis are more appropriately reflected through net presentation. These transactions represent volumes exchanged with third parties in corresponding sales and purchase agreements, typically when Oil Sands Base or third-party refinery capacities are constrained. Netted sales transactions do not include any Suncor production volumes. Prior period figures have been reclassified for comparability with the current period presentation. The impact of these reclassifications, which did not affect earnings, is as follows:

(decrease in $ millions)	Three months ended March 31, 2011

Gross revenues	(313)
Purchases of crude oil and products	(313)

Net earnings	—

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates, which, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company's financial condition, changes in financial condition or financial performance. Critical accounting estimates are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor's critical accounting estimates is provided in the Accounting Policies and Critical Accounting Estimates section of Suncor's 2011 annual MD&A, which section is herein incorporated by reference.

Financial Instruments

Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company's position with respect to interest payments. The company also uses physical and financial energy derivatives to earn trading profits. For more information on Suncor's financial instruments and the related financial risk factors, see note 28 of the audited Consolidated Financial Statements for the year ended December 31, 2011, which note is herein incorporated by reference.

Control Environment

Based on their evaluation as of March 31, 2012, Suncor's Chief Executive Officer and Chief Financial Officer concluded that the company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934 (the Exchange Act)) are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded,

             Suncor Energy Inc.
 036    2012 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as of March 31, 2012, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) – 15d-15(f)) that occurred during the three-month period ended March 31, 2012 that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting. Management will continue to periodically evaluate the company's disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

As a result of past unrest in Libya and current events in Syria, Suncor is not able to monitor the status of all of its facilities, including whether certain facilities have suffered damages. Suncor has assessed and is continually monitoring the control environment in these countries and does not consider the changes to have a material impact on the company's overall internal control over financial reporting.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Corporate Guidance

Suncor has updated its 2012 corporate guidance that was previously issued on February 1, 2012. The press release of Suncor dated April 30, 2012, which is also available on www.sedar.com, provides the new guidance and the reasons for the revisions.

10. NON-GAAP FINANCIAL MEASURES ADVISORY

Certain financial measures in this MD&A – namely operating earnings, ROCE, cash flow from operations and Oil Sands cash operating costs – are not prescribed by GAAP. These non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. These non-GAAP financial measures are included because management uses the information to analyze operating performance, leverage and liquidity. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Operating Earnings

Operating earnings is a non-GAAP financial measure that adjusts net earnings for significant items that are not indicative of operating performance. Management uses operating earnings to evaluate operating performance, because management believes it provides better comparability between periods.

Suncor Energy Inc.
                                                                                                                                       2012 First Quarter    037

Return on Capital Employed (ROCE)

ROCE is a non-GAAP financial measure that management uses to analyze operating performance and the efficiency of Suncor's capital allocation process. Average capital employed is calculated as a thirteen-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

For the twelve months ended March 31 ($ millions, except as noted)		2012	2011

Adjustments to net earnings
Net earnings		4 733	4 082
Add after-tax amounts for:
Unrealized foreign exchange loss (gain) on U.S. dollar denominated long-term debt		195	(308)
Interest expense		40	300

	A	4 968	4 074

Capital employed – beginning of twelve-month period
Net debt		7 438	13 311
Shareholders' equity		36 400	32 622

		43 838	45 933

Capital employed – end of twelve-month period
Net debt		5 966	7 438
Shareholders' equity		39 692	36 400

		45 658	43 838

Average capital employed	B	45 153	45 684

ROCE – including major projects in progress (%)	A/B	11.0	8.9

Average capitalized costs related to major projects in progress	C	11 516	13 045

ROCE – excluding major projects in progress (%)	A/(B-C)	14.8	12.5

             Suncor Energy Inc.
 038    2012 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Cash Flow from Operations

Cash flow from operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can include, among other factors, fluctuations for the timing or payment of share-based compensation amounts, offshore feedstock purchases, and fuel and income taxes, which management believes reduces comparability between periods.

Three months ended March 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011

Net earnings (loss)	607	605	332	(186)	474	627	44	(18)	1 457	1 028
Adjustments for:
Depreciation, depletion, amortization and impairment	440	311	360	354	111	102	36	18	947	785
Deferred income taxes	213	190	(7)	253	150	203	(38)	(44)	318	602
Accretion of liabilities	29	18	16	19	1	1	—	—	46	38
Unrealized foreign exchange gain on U.S. dollar denominated long-term debt	—	—	—	—	—	—	(146)	(186)	(146)	(186)
Change in fair value of derivative contracts	—	—	(2)	—	(2)	3	(35)	(58)	(39)	(55)
(Gain) loss on disposal of assets	(29)	112	—	146	(2)	(6)	—	(1)	(31)	251
Share-based compensation	18	48	3	9	8	37	16	79	45	173
Exploration expenses	—	—	—	2	—	—	—	—	—	2
Settlement of decommissioning and restoration liabilities	(153)	(133)	(10)	(3)	(3)	(2)	—	—	(166)	(138)
Other	(7)	(14)	(15)	(11)	4	(36)	13	(46)	(5)	(107)

Cash flow from (used in) operations	1 118	1 137	677	583	741	929	(110)	(256)	2 426	2 393
(Increase) decrease in non-cash working capital	(386)	(721)	(94)	541	(217)	(663)	745	968	48	125

Cash flow provided by operating activities	732	416	583	1 124	524	266	635	712	2 474	2 518

Oil Sands Cash Operating Costs

Oil Sands cash operating costs and cash operating costs per barrel are non-GAAP financial measures, which are derived by adjusting Oil Sands segment operating, selling and general expense (a GAAP measure based on sales volumes) for (i) costs pertaining to Syncrude operations; (ii) non-production costs that management believes do not relate to the production performance of Oil Sands operations including, but not limited to, share-based compensation adjustments, costs related to the remobilization or deferral of growth projects, research, the expense recorded as part of a non-monetary arrangement

Suncor Energy Inc.
                                                                                                                                       2012 First Quarter    039

involving a third-party processor and feedstock costs for natural gas used to create hydrogen for secondary upgrading processes; (iii) excess power generated and sold that is recorded in operating revenue; and (iv) the impacts of changes in inventory levels, such that the company is able to present cost information based on production volumes. Oil Sands cash operating costs are reconciled in the Segmented Results and Analysis – Oil Sands section of this MD&A.

Effective 2012, the calculation of Oil Sands cash operating costs has been updated to better reflect the ongoing cash cost of production, and prior period figures have been re-determined. The cost of natural gas feedstock for secondary upgrading processes, the cost of diluent purchased for transportation of product to markets, and non-cash costs related to the accretion of liabilities for decommissioning and restoration provisions are no longer included in cash operating costs. Certain cash costs relating to safety programs, which were previously considered non-production costs, are now included in cash operating costs. The following table reconciles amounts previously reported to those presented in this MD&A:

	Three months ended March 31, 2011
	$ millions	$/bbl

Cash operating costs, as previously reported	1 050	36.15
Elements added to cash operating costs definition:
Safety programs	8
Elements removed from cash operating costs definition:
Natural gas feedstock for secondary upgrading processes	(14)
Accretion of liabilities	(16)
Purchased diluent	—

Cash operating costs, as restated in this MD&A	1 028	35.45

11. ADVISORY – FORWARD-LOOKING INFORMATION

The MD&A contains certain forward-looking statements and other information based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost-savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and other information that address expectations or projections about the future, and other statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like "expects", "anticipates", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue" and similar expressions.

Forward-looking statements in the MD&A include references to:

Suncor's expectations about production volumes and the performance of its existing assets, including that:

•
The Firebag steam-to-oil ratio will decrease in future periods as the ramp up of production from the Stage 3 expansion continues;

•
The company will encounter an area of lower bitumen ore grade quality at the Millennium mine face through to the start of the fourth quarter of 2012; and

•
In the second quarter of 2012, the impacts of the Upgrader 2 outage will affect sales volumes and the company will rebuild inventory levels.

The anticipated duration and impact of planned maintenance events, including:

•
The company's plans to shut down one coker unit at Upgrader 1 for routine maintenance in the second quarter of 2012, and that production will not be significantly impacted by this event;

             Suncor Energy Inc.
 040    2012 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

•
The company's plans to complete routine maintenance on the vacuum tower and secondary upgrading units, and shut down one coker unit at Upgrader 2 in the third quarter of 2012, and that the impact of maintenance on the vacuum tower on overall production levels has been factored into production forecasts;

•
Planned maintenance for secondary upgrading units at Upgrader 1 scheduled to occur in 2013;

•
The two-month outage for a coker unit scheduled for the second quarter of 2012 at Syncrude;

•
The 21-week dockside maintenance program scheduled to begin in June 2012 for the Terra Nova FPSO, which is expected to include the replacement of the FPSO water injection swivel and complete the replacement of subsea infrastructure to remediate H2S issues;

•
The 18-week off-station maintenance program for the White Rose FPSO, which is scheduled to commence in May 2012, primarily to address issues with the FPSO propulsion system; and

•
The planned maintenance events scheduled to occur at Hibernia and Buzzard in the third quarter of 2012.

Suncor's expectations about where future capital expenditures will be directed and the timing for completion of growth and other significant projects, including that:

•
Project start-up activity for the Firebag Stage 4 expansion will increase in the second half of 2012, with initial production targeted for the first quarter of 2013;

•
The company will start utilizing TROTM infrastructure assets in the second quarter of 2012;

•
The MNU will be fully operational by mid-year;

•
New well pad construction will support existing production levels from MacKay River and Firebag Stages 1 and 2 in future years;

•
Plans for 2013 to present to Suncor's Board of Directors for sanctioning the development plans for the Voyageur upgrader, Fort Hills mining and Joslyn North mining projects; and

•
The company will complete the project to reduce benzene content in gasoline production at the Commerce City refinery in the second quarter of 2012.

Also:

•
The company anticipates that safe mode costs in 2012 will largely consist of the costs to assess the condition of assets coming out of safe mode and the costs of remobilizing equipment and personnel;

•
The company's preliminary assessment that, if passed, the proposed Ontario budget will result in deferred income tax expense of approximately $65 million to revalue the company's deferred income tax balances;

•
Management's belief that Suncor will have the capital resources to fund its planned 2012 capital spending program and to meet current and long-term working capital requirements through existing cash balances and short-term investments, cash flow from operations for the remainder of 2012, and available committed credit facilities, and that if additional capital is required, adequate additional financing will be available to Suncor in the debt capital markets at commercial terms and rates;

•
Management's belief that a phased and flexible approach to existing and future growth projects should assist Suncor in maintaining its ability to manage project costs and debt levels;

•
The company's belief that it does not have any guarantees or off-balance sheet arrangements that are reasonably likely to have a future material impact on the company's financial condition, results of operations, liquidity or capital expenditures;

•
The company's plans to maintain short-term commercial paper borrowing at competitive interest rates by keeping short-term debt at existing levels;

•
The company's expectation that the decision to allocate cash to the NCIB will not affect its long-term growth strategy; and

•
The company's expectations that the maximum weighted average term to maturity of its short-term investment portfolio will not exceed six months, and that all investments will be with counterparties with investment grade debt ratings.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

The financial and operating performance of the company's reportable operating segments, specifically Oil Sands, Exploration and Production, and Refining and Marketing, may be affected by a number of factors.

Factors that affect our Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process our proprietary production will be closed, experience equipment failure or other accidents; our ability to operate our oil sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; our dependence on pipeline capacity and other logistical constraints, which may affect our ability to distribute our products to market; our ability to finance oil sands growth and sustaining capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; inflationary pressures on operating costs, including labour, natural gas and other energy sources in oil sands processes; our ability

Suncor Energy Inc.
                                                                                                                                       2012 First Quarter    041

to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Fort McMurray and the surrounding area (including housing, roads and schools); risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; changes to royalty and tax legislation and related agreements that could impact our business, such as our current dispute with the Alberta Department of Energy in respect of the Bitumen Valuation Methodology Regulation; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and changes to environmental regulations or legislation.

Factors that affect our Exploration and Production segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socio-economic risks associated with Suncor's foreign operations, including the unpredictability of operating in Libya and that operations in Syria continue to be impacted by sanctions or political unrest; risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect our Refining and Marketing segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company's margins; market competition, including potential new market entrants; our ability to reliably operate refining and marketing facilities in order to meet production or sales targets; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period; and the potential for disruptions to operations and construction projects as a result of our relationships with labour unions or employee associations that represent employees at our refineries and distribution facilities.

Additional risks, uncertainties and other factors that could influence financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition of taxes or changes to fees and royalties, and changes in environmental and other regulations; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; the occurrence of unexpected events such as fires, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information systems by computer hackers or cyberterrorists, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company's risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws; risks and uncertainties associated with closing a transaction for the purchase or sale of an oil and gas property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third-party approvals outside of Suncor's control that are customary to transactions of this nature; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements and information are discussed in further detail throughout this MD&A, and under the heading Risk Factors in the 2011 annual MD&A, the 2011 AIF and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

             Suncor Energy Inc.
 042    2012 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Consolidated Statements of Comprehensive Income
(unaudited)

	Three months ended March 31
($ millions)	2012	2011

Revenues and Other Income
Operating revenues, net of royalties (note 3)	9 653	8 943
Other income (note 4)	105	132

	9 758	9 075

Expenses
Purchases of crude oil and products	3 996	3 489
Operating, selling and general	2 454	2 291
Transportation	156	167
Depreciation, depletion, amortization and impairment	947	785
Exploration	45	58
Loss (gain) on disposal of assets	(31)	251
Project start-up costs	1	37
Financing expenses (income) (note 7)	(82)	(49)

	7 486	7 029

Earnings before Income Taxes	2 272	2 046

Income Taxes
Current	497	416
Deferred (note 8)	318	602

	815	1 018

Net Earnings	1 457	1 028

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	(50)	37
Foreign currency translation reclassified to net earnings	—	14
Actuarial gain (loss) on employee retirement benefit plans, net of income taxes of $9 (2011 – $4)	(9)	18

Other Comprehensive Income (Loss)	(59)	69

Total Comprehensive Income	1 398	1 097

Per Common Share (dollars) (note 9)
Net earnings – basic	0.93	0.65
Net earnings – diluted	0.93	0.65
Cash dividends	0.11	0.10

See accompanying notes to the interim consolidated financial statements.

Suncor Energy Inc.
                                                                                                                                       2012 First Quarter    043

Consolidated Balance Sheets
(unaudited)

($ millions)	Mar 31 2012	Dec 31 2011

Assets
Current assets
Cash and cash equivalents	4 648	3 803
Accounts receivable	5 015	5 412
Inventories	3 716	4 205
Income taxes receivable	670	704

Total current assets	14 049	14 124
Property, plant and equipment, net	53 769	52 589
Exploration and evaluation	3 940	4 554
Other assets	314	311
Goodwill and other intangible assets	3 137	3 139
Deferred income taxes	64	60

Total assets	75 273	74 777

Liabilities and Shareholders' Equity
Current liabilities
Short-term debt	749	763
Current portion of long-term debt	12	12
Accounts payable and accrued liabilities	6 947	7 755
Current portion of provisions	1 082	811
Income taxes payable	1 077	969

Total current liabilities	9 867	10 310
Long-term debt	9 853	10 004
Other long-term liabilities	2 188	2 392
Provisions	3 620	3 752
Deferred income taxes	10 053	9 719
Shareholders' equity	39 692	38 600

Total liabilities and shareholders' equity	75 273	74 777

See accompanying notes to the interim consolidated financial statements.

             Suncor Energy Inc.
 044    2012 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended March 31
($ millions)	2012	2011

Operating Activities
Net earnings	1 457	1 028
Adjustments for:
Depreciation, depletion, amortization and impairment	947	785
Deferred income taxes	318	602
Accretion	46	38
Unrealized foreign exchange gain on U.S. dollar denominated long-term debt	(146)	(186)
Change in fair value of derivative contracts	(39)	(55)
Loss (gain) on disposal of assets	(31)	251
Share-based compensation	45	173
Exploration	—	2
Settlement of decommissioning and restoration liabilities	(166)	(138)
Other	(5)	(107)
Decrease in non-cash working capital	48	125

Cash flow provided by operating activities	2 474	2 518

Investing Activities
Capital and exploration expenditures	(1 478)	(1 576)
Acquisitions	—	(842)
Proceeds from disposal of assets	37	2 690
Other investments	—	5
Decrease in non-cash working capital	87	816

Cash flow provided by (used in) investing activities	(1 354)	1 093

Financing Activities
Net change in short-term debt	(14)	(1 232)
Net change in long-term debt	(5)	(4)
Issuance of common shares under share option plans	99	168
Purchase of common shares for cancellation (note 6)	(183)	—
Dividends paid on common shares	(167)	(153)

Cash flow used in financing activities	(270)	(1 221)

Increase in Cash and Cash Equivalents	850	2 390
Effect of foreign exchange on cash and cash equivalents	(5)	(2)
Cash and cash equivalents at beginning of period	3 803	1 077

Cash and Cash Equivalents at End of Period	4 648	3 465

Supplementary Cash Flow Information
Interest paid	64	101
Income taxes paid	368	308

See accompanying notes to the interim consolidated financial statements.

Suncor Energy Inc.
                                                                                                                                       2012 First Quarter    045

Consolidated Statements of Changes in Shareholders' Equity
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Foreign Currency Translation	Cash Flow Hedges	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2010	20 188	507	(451)	14	14 934	35 192	1 565 489

Net earnings	—	—	—	—	1 028	1 028	—
Foreign currency translation adjustment	—	—	51	—	—	51	—
Actuarial gain on employee retirement benefit plans	—	—	—	—	18	18	—

Total comprehensive income	—	—	51	—	1 046	1 097	—
Issued under share option plans	262	(41)	—	—	—	221	7 405
Issued under dividend reinvestment plan	4	—	—	—	(4)	—	99
Share-based compensation	—	43	—	—	—	43	—
Dividends paid on common shares	—	—	—	—	(153)	(153)	—

At March 31, 2011	20 454	509	(400)	14	15 823	36 400	1 572 993

At December 31, 2011	20 303	545	(207)	14	17 945	38 600	1 558 636

Net earnings	—	—	—	—	1 457	1 457	—
Foreign currency translation adjustment	—	—	(50)	—	—	(50)	—
Actuarial loss on employee retirement benefit plans	—	—	—	—	(9)	(9)	—

Total comprehensive income	—	—	(50)	—	1 448	1 398	—
Issued under share option plans	145	(31)	—	—	—	114	5 428
Issued under dividend reinvestment plan	6	—	—	—	(6)	—	162
Purchase of common shares for cancellation (note 6)	(71)	—	—	—	(112)	(183)	(5 466)
Liability for share purchase commitment (note 6)	(44)	—	—	—	(66)	(110)	—
Share-based compensation	—	40	—	—	—	40	—
Dividends paid on common shares	—	—	—	—	(167)	(167)	—

At March 31, 2012	20 339	554	(257)	14	19 042	39 692	1 558 760

See accompanying notes to the interim consolidated financial statements.

             Suncor Energy Inc.
 046    2012 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand. The consolidated financial statements of the company comprise the company and its subsidiaries and the company's interests in associates and jointly controlled entities.

The address of the company's registered office is 150 - 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a)  Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles, specifically International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements for the year ended December 31, 2011.

The policies applied in these condensed interim consolidated financial statements are based on International Financial Reporting Standards (IFRS) issued and outstanding as at April 30, 2012, the date the Audit Committee approved these statements on behalf of the Board of Directors.

(b)  Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company's consolidated financial statements for the year ended December 31, 2011. Those accounting policies have been applied consistently to all periods presented in these financial statements.

(c)  Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d)  Use of Estimates and Judgment

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company's consolidated financial statements for the year ended December 31, 2011.

3. SEGMENTED INFORMATION

The company's operating segments are determined based on differences in the nature of their operations, products and services.

Intersegment sales of crude oil and natural gas are accounted for at market values and included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

Suncor Energy Inc.
                                                                                                                                       2012 First Quarter    047

	Three months ended March 31
	Oil Sands(1)		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011

Revenues and Other Income
Gross revenues	2 335	2 045	1 690	1 606	6 363	5 838	23	9	10 411	9 498
Intersegment revenues	882	846	272	209	37	1	(1 191)	(1 056)	—	—
Less: Royalties	(280)	(123)	(478)	(432)	—	—	—	—	(758)	(555)

Operating revenues, net of royalties	2 937	2 768	1 484	1 383	6 400	5 839	(1 168)	(1 047)	9 653	8 943
Other income	3	1	41	3	(2)	37	63	91	105	132

	2 940	2 769	1 525	1 386	6 398	5 876	(1 105)	(956)	9 758	9 075

Expenses
Purchases of crude oil and products	48	51	132	120	5 012	4 295	(1 196)	(977)	3 996	3 489
Operating, selling and general	1 517	1 320	193	236	569	575	175	160	2 454	2 291
Transportation	72	85	30	32	48	59	6	(9)	156	167
Depreciation, depletion, amortization and impairment	440	311	360	354	111	102	36	18	947	785
Exploration	40	40	5	18	—	—	—	—	45	58
Loss (gain) on disposal of assets	(29)	112	—	146	(2)	(6)	—	(1)	(31)	251
Project start-up costs	1	37	—	—	—	—	—	—	1	37
Financing expenses (income)	29	18	43	25	(1)	6	(153)	(98)	(82)	(49)

	2 118	1 974	763	931	5 737	5 031	(1 132)	(907)	7 486	7 029

Earnings (Loss) before Income Taxes	822	795	762	455	661	845	27	(49)	2 272	2 046
Income taxes
Current	2	—	437	388	37	15	21	13	497	416
Deferred	213	190	(7)	253	150	203	(38)	(44)	318	602

	215	190	430	641	187	218	(17)	(31)	815	1 018

Net Earnings (Loss)	607	605	332	(186)	474	627	44	(18)	1 457	1 028

Capital and Exploration Expenditures	1 177	1 180	206	228	89	106	6	62	1 478	1 576

(1)
During the first quarter of 2012, the company completed a review of the presentation of purchase and sale transactions in its Oil Sands segment. It was determined that certain transactions previously recorded on a gross basis are more appropriately reflected through net presentation.

Prior period comparative figures have been reclassified for comparability with the current period presentation. The impact is as follows:

Three months ended
($ millions, increase/(decrease))	March 31, 2011

Gross revenues	(313)
Purchases of crude oil and products	(313)

Net earnings	—

             Suncor Energy Inc.
 048    2012 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

4. OTHER INCOME

Other Income consists of the following:

	Three months ended March 31
($ millions)	2012	2011

Risk management activities	(7)	(18)
Energy trading activities
Change in fair value of contracts	100	23
Unrealized gains (losses) on inventory valuation	(19)	41
Investment and interest income	18	72
Renewable energy grants	9	12
Other	4	2

	105	132

5. SHARE-BASED COMPENSATION

The following table summarizes the share-based compensation expense recorded for all plans within Operating, Selling and General expense.

	Three months ended March 31
($ millions)	2012	2011

Equity-settled plans	40	43
Cash-settled plans	112	228

	152	271

6. NORMAL COURSE ISSUER BID

In February 2012, the company recommenced its Normal Course Issuer Bid (NCIB), and may purchase for cancellation an additional $1 billion of its common shares between February 28, 2012 and September 5, 2012.

During the quarter, the company purchased 5.5 million common shares for total consideration of $183 million. Of the amount paid, $71 million was charged to share capital and $112 million to retained earnings.

At March 31, 2012, the company recorded a liability of $110 million for share purchases that may take place during its internal trading blackout period under an automatic share purchase agreement with an independent broker. Of the liability recognized, $44 million was charged to share capital and $66 million to retained earnings.

During the third and fourth quarters of 2011, the company completed the purchase of 17.1 million shares for total consideration of $500 million under the NCIB announced in August 2011. Of the amount paid, $222 million was charged to share capital and $278 million to retained earnings.

Suncor Energy Inc.
                                                                                                                                       2012 First Quarter    049

7. FINANCING EXPENSES (INCOME)

	Three months ended March 31
($ millions)	2012	2011

Interest on debt	162	161
Capitalized interest	(158)	(100)

Interest expense	4	61
Accretion	46	38
Foreign exchange gain on U.S. dollar denominated long-term debt	(146)	(186)
Foreign exchange and other	14	38

	(82)	(49)

8. INCOME TAXES

In the first quarter of 2011, the U.K. government substantively enacted a 12% increase in the supplementary charge on U.K. oil and gas profits. Accordingly, the company recognized an increase in deferred tax expense of $442 million related to the revaluation of deferred income tax balances.

9. EARNINGS PER COMMON SHARE

	Three months ended March 31
($ millions)	2012	2011

Net earnings	1 457	1 028

(millions of common shares)
Weighted-average number of common shares	1 561	1 570
Dilutive securities:
Effect of share options	6	11

Weighted-average number of diluted common shares	1 567	1 581

(dollars per common share)
Basic earnings per share	0.93	0.65
Diluted earnings per share	0.93	0.65

             Suncor Energy Inc.
 050    2012 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Quarterly Operating Summary
(unaudited)

	Three months ended					Twelve months ended
Oil Sands	Mar 31 2012	Dec 31 2011	Sept 30 2011	June 30 2011	Mar 31 2011	Dec 31 2011

Total Production (mbbls/d)	341.1	356.8	362.5	277.2	360.6	339.3

Excluding Syncrude
Production
Total (mbbls/d)	305.7	326.5	326.6	243.4	322.1	304.7
Firebag (mbbls/d of bitumen)	83.6	71.7	54.8	56.4	55.2	59.5
MacKay River (mbbls/d of bitumen)	31.0	29.7	29.0	29.4	32.1	30.0
Sales (mbbls/d)
Light sweet crude oil	89.5	109.9	80.4	50.5	101.0	85.5
Diesel	32.8	36.1	30.7	11.5	18.5	24.3
Light sour crude oil	183.0	158.1	194.6	146.8	183.0	170.6
Bitumen	27.5	14.5	24.0	34.0	23.7	24.0

Total sales	332.8	318.6	329.7	242.8	326.2	304.4

Average sales price (1) (dollars per barrel)
Light sweet crude oil	98.57	103.51	95.75	107.96	90.47	98.50
Other (diesel, light sour crude oil and bitumen)	88.14	94.07	81.65	85.98	79.05	84.93
Total	90.95	97.33	85.09	90.56	82.59	88.74

Operating costs (dollars per barrel)
Cash costs	36.25	37.05	34.35	45.90	33.35	37.10
Natural gas	1.85	1.95	1.40	2.50	2.10	1.95

Cash operating costs* (2)	38.10	39.00	35.75	48.40	35.45	39.05
Project start-up costs	0.05	0.70	1.95	2.05	1.30	1.45

Total cash operating costs (3)	38.15	39.70	37.70	50.45	36.75	40.50
Depreciation, depletion, amortization and impairment	14.15	11.55	9.90	13.10	8.30	10.55

Total operating costs (4)	52.30	51.25	47.60	63.55	45.05	51.05

Operating costs – In situ bitumen production only (dollars per barrel)
Cash costs	18.80	23.75	21.25	18.30	16.35	20.10
Natural gas	3.65	5.15	5.55	5.65	5.40	5.40

Cash operating costs* (5)	22.45	28.90	26.80	23.95	21.75	25.50
Project start-up costs**	(1.25)	0.50	6.30	5.20	4.20	3.90

Total cash operating costs (6)	21.20	29.40	33.10	29.15	25.95	29.40
Depreciation, depletion and amortization	8.55	9.90	7.05	6.30	5.65	7.35

Total operating costs (7)	29.75	39.30	40.15	35.45	31.60	36.75

Syncrude
Production (mbbls/d)	35.4	30.3	35.9	33.8	38.5	34.6

Average sales price (1) (dollars per barrel)	98.82	105.33	98.35	111.86	93.33	101.80

Operating costs*** (dollars per barrel)
Cash costs	32.25	45.85	38.20	37.40	34.90	38.80
Natural gas	1.25	1.65	1.45	1.70	1.85	1.65

Cash operating costs* (2)	33.50	47.50	39.65	39.10	36.75	40.45
Project start-up costs	—	—	—	—	—	—

Total cash operating costs (3)	33.50	47.50	39.65	39.10	36.75	40.45
Depreciation, depletion and amortization	14.80	16.05	11.75	14.10	20.25	15.60

Total operating costs (4)	48.30	63.55	51.40	53.20	57.00	56.05

Footnotes and definitions, see page 55.

Suncor Energy Inc.
                                                                                                                                       2012 First Quarter    051

Quarterly Operating Summary (continued)
 (unaudited)

	Three months ended					Twelve months ended
Exploration and Production	Mar 31 2012	Dec 31 2011	Sept 30 2011	June 30 2011	Mar 31 2011	Dec 31 2011

Total Production (mboe/d)	221.2	219.7	183.5	182.8	240.7	206.7

North America Onshore
Production
Natural gas (mmcf/d)	323	335	346	370	379	357
Natural gas liquids and crude oil (mbbls/d)	5.8	5.0	4.8	5.3	5.4	5.1
Total production (mmcfe/d)	358	365	375	402	411	388

Average sales price (1)
Natural gas (dollars per mcf)	2.42	3.18	3.52	3.75	3.72	3.55
Natural gas liquids and crude oil (dollars per barrel)	84.34	90.58	83.98	88.90	77.85	85.30

East Coast Canada
Production (mbbls/d)
Terra Nova	19.6	14.3	19.4	14.4	16.9	16.2
Hibernia	28.7	30.2	32.0	32.1	29.2	30.9
White Rose	17.0	18.9	17.7	18.5	18.9	18.5

	65.3	63.4	69.1	65.0	65.0	65.6

Average sales price (1) (dollars per barrel)	116.83	111.77	111.30	112.19	104.01	108.42

International
Production (mboe/d)
North Sea
Buzzard	57.0	55.0	33.1	32.7	50.3	42.9
Other North Sea	—	—	—	—	15.4	3.8
Other International
Libya	39.2	24.6	—	—	24.1	12.1
Syria	—	15.9	18.8	18.1	17.4	17.6

	96.2	95.5	51.9	50.8	107.2	76.4

Average sales price (1) (dollars per boe)
Buzzard	111.83	106.41	111.60	113.24	94.12	105.18
Other North Sea	—	—	—	—	92.49	92.49
Other International	118.47	102.42	93.94	91.42	91.92	95.76

Footnotes and definitions, see page 55.

             Suncor Energy Inc.
 052    2012 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Quarterly Operating Summary (continued)
 (unaudited)

	Three months ended					Twelve months ended
Refining and Marketing	Mar 31 2012	Dec 31 2011	Sept 30 2011	June 30 2011	Mar 31 2011	Dec 31 2011

Eastern North America
Refined product sales (thousands of m3/d)
Transportation fuels
Gasoline	19.2	20.1	21.4	20.9	21.1	20.9
Distillate	11.2	12.2	12.7	12.8	13.4	12.8

Total transportation fuel sales	30.4	32.3	34.1	33.7	34.5	33.7
Petrochemicals	2.2	1.7	2.3	2.2	2.3	2.1
Asphalt	1.6	2.2	3.5	2.2	1.7	2.4
Other	4.4	4.6	4.4	6.2	6.1	5.3

Total refined product sales	38.6	40.8	44.3	44.3	44.6	43.5

Crude oil supply and refining
Processed at refineries (thousands of m3/d)	30.3	30.7	32.3	31.9	33.1	32.0
Utilization of refining capacity (%)****	86	90	94	94	97	94

Western North America
Refined product sales (thousands of m3/d)
Transportation fuels
Gasoline	19.4	19.7	19.7	18.6	17.0	18.8
Distillate	18.4	17.5	18.7	16.2	17.9	17.6

Total transportation fuel sales	37.8	37.2	38.4	34.8	34.9	36.4
Asphalt	1.2	1.1	1.9	1.2	0.5	1.2
Other	2.5	2.5	2.1	1.9	2.0	2.0

Total refined product sales	41.5	40.8	42.4	37.9	37.4	39.6

Crude oil supply and refining
Processed at refineries (thousands of m3/d)	36.4	32.8	36.2	27.0	35.3	32.8
Utilization of refining capacity (%)****	98	90	100	75	97	91

Footnotes and definitions, see page 55.

Suncor Energy Inc.
                                                                                                                                       2012 First Quarter    053

Quarterly Operating Summary (continued)
 (unaudited)

	Three months ended					Twelve months ended
Netbacks	Mar 31 2012	Dec 31 2011	Sept 30 2011	June 30 2011	Mar 31 2011	Dec 31 2011

North America Onshore (dollars per mcfe)
Average price realized (8)	3.98	4.54	4.82	5.15	4.72	4.81
Royalties	(0.24)	(0.48)	(0.48)	(0.54)	(0.44)	(0.48)
Transportation costs	(0.27)	(0.23)	(0.26)	(0.25)	(0.20)	(0.23)
Operating costs	(1.48)	(1.66)	(1.71)	(1.35)	(1.49)	(1.55)

Operating netback	1.99	2.17	2.37	3.01	2.59	2.55

East Coast Canada (dollars per barrel)
Average price realized (8)	118.25	114.35	112.84	114.23	105.84	110.31
Royalties	(34.72)	(36.95)	(33.56)	(34.99)	(32.04)	(34.49)
Transportation costs	(1.42)	(2.58)	(1.54)	(2.04)	(1.83)	(1.89)
Operating costs	(8.53)	(9.36)	(6.69)	(7.26)	(8.14)	(8.04)

Operating netback	73.58	65.46	71.05	69.94	63.83	65.89

North Sea – Buzzard (dollars per barrel)
Average price realized (8)	114.13	108.43	113.65	115.21	96.09	107.18
Transportation costs	(2.30)	(2.02)	(2.05)	(1.97)	(1.97)	(2.00)
Operating costs	(4.80)	(3.64)	(6.34)	(6.66)	(3.50)	(4.71)

Operating netback	107.03	102.77	105.26	106.58	90.62	100.47

Other North Sea (dollars per boe)
Average price realized (8)	—	—	—	—	94.86	94.86
Transportation costs	—	—	—	—	(2.37)	(2.37)
Operating costs	—	—	—	—	(17.82)	(17.82)

Operating netback	—	—	—	—	74.67	74.67

Other International (dollars per boe)
Average price realized (8)	118.84	102.68	94.23	91.67	92.28	96.06
Royalties	(67.13)	(54.06)	(46.89)	(41.35)	(64.12)	(54.69)
Transportation costs	(0.37)	(0.26)	(0.29)	(0.25)	(0.36)	(0.30)
Operating costs	(1.86)	(7.52)	(6.84)	(8.48)	(5.21)	(6.75)

Operating netback	49.48	40.84	40.21	41.59	22.59	34.32

Footnotes and definitions, see page 55.

             Suncor Energy Inc.
 054    2012 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Quarterly Operating Summary (continued)

Non-GAAP Financial Measures

Certain financial measures referred to in the Quarterly Operating Summary are not prescribed by Canadian generally accepted accounting principles (GAAP). Suncor includes cash and total operating costs per barrel and netback data because investors may use this information to analyze operating performance, leverage and liquidity. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Definitions

(1) Average sales price	–	This operating statistic is calculated before royalties (where applicable) and net of related transportation costs.
(2) Cash operating costs	–	Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes and restructuring costs). For a reconciliation of this non-GAAP financial measure, see Management's Discussion and Analysis.
(3) Total cash operating costs	–	Include cash operating costs as defined above and cash start-up costs.
(4) Total operating costs	–	Include total cash operating costs as defined above and non-cash operating costs.
(5) Cash operating costs – In situ bitumen production	–	Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes and restructuring costs). Per barrel amounts are based on in situ production volumes only.
(6) Total cash operating costs – In situ bitumen production	–	Include cash operating costs – In situ bitumen production as defined above and cash start-up costs. Per barrel amounts are based on in situ production volumes only.
(7) Total operating costs – In situ bitumen production	–	Include total cash operating costs – In situ bitumen production as defined above and non-cash operating costs. Per barrel amounts are based on in situ production volumes only.
(8) Average price realized	–	This operating statistic is calculated before transportation costs and royalties and excludes the impact of hedging activities.

Explanatory Notes

*	Previously disclosed cash operating costs have been restated to reflect revisions to the cash operating costs definition. See the Non-GAAP Financial Measures Advisory section of Management's Discussion and Analysis.
**	In situ cash start-up costs for the three months ended March 31, 2012 include an adjustment to reverse certain costs that should not have been reported as project start-up costs in 2011.
***	Users are cautioned that the Syncrude cash costs per barrel measure may not be fully comparable to similar information calculated by other entities (including Suncor's own cash costs per barrel excluding Syncrude) due to differing treatments for operating and capital costs among producers.
****	Effective January 1, 2012, the Montreal, Quebec refinery nameplate capacity increased from 130 mbbls/d to 137 mbbls/d and the Commerce City, Colorado refinery nameplate capacity increased from 93 mbbls/d to 98 mbbls/d. Comparative utilization percentages have not been restated.

 Abbreviations

mbbls/d	– thousands of barrels per day
mcf	– thousands of cubic feet
mcfe	– thousands of cubic feet equivalent
mmcf/d	– millions of cubic feet per day
mmcfe/d	– millions of cubic feet equivalent per day
boe	– barrels of oil equivalent
mboe/d	– thousands of barrels of oil equivalent per day
m 3/d	– cubic metres per day

Metric conversion

Crude oil, refined products, etc.	1m [3] (cubic metre) = approx. 6.29 barrels

Suncor Energy Inc.
                                                                                                                                       2012 First Quarter    055

P.O. Box 2844, 150 - 6th Avenue S.W., Calgary, Alberta, Canada  T2P 3E3
tel: (403) 296-8000  fax: (403) 296-3030  info@suncor.com  www.suncor.com

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EXHIBIT 99.1 Report to Shareholders for the first quarter ended March 31, 2012